     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 1999


                                                      REGISTRATION NO. 333-81245

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------
                          TRIQUINT SEMICONDUCTOR, INC.

             (Exact name of Registrant as specified in our charter)
                         ------------------------------

           DELAWARE                 2300 N.E.          95-3654013
                                    BROOKWOOD
                                     PARKWAY
 (State or other jurisdiction       HILLSBORO,      (I.R.S. Employer
              of                   OREGON 97124      Identification
incorporation or organization)    (503) 615-9000        Number)

              (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                STEVEN J. SHARP
                 PRESIDENT, CHIEF EXECUTIVE OFFICER & CHAIRMAN
                          TRIQUINT SEMICONDUCTOR, INC.
                          2300 N.E. BROOKWOOD PARKWAY
                            HILLSBORO, OREGON 97124
                                 (503) 615-9000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

           ROBERT P. LATTA                           JORGE DEL CALVO
           CHRIS F. FENNELL                          STANTON D. WONG
             JULIA REIGEL                            DAVINA K. KAILE
          TED S. HOLLIFIELD                           LINDA P. SHIH
   WILSON SONSINI GOODRICH & ROSATI           PILLSBURY MADISON & SUTRO LLP
       PROFESSIONAL CORPORATION                    2550 HANOVER STREET
          650 PAGE MILL ROAD                   PALO ALTO, CALIFORNIA 94304
   PALO ALTO, CALIFORNIA 94304-1050                   (650) 233-4500
            (650) 493-9300

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of this Registration Statement
                         ------------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities being offered pursuant to dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                   PROPOSED MAXIMUM    PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                AMOUNT TO BE         AGGREGATE           AGGREGATE           AMOUNT OF
        SECURITIES TO BE REGISTERED            REGISTERED(1)(2)   PRICE PER SHARE(2)    OFFERING PRICE     REGISTRATION FEE
Common stock, $0.001 par value(3)...........      4,442,811           $35.25(4)          $156,609,091         $43,538(5)
Common stock, $0.001 par value(3)...........        1,939             $36.25(6)          $    70,289            $   20



(1) Includes 579,750 shares that the underwriters have the option to purchase to cover over-allotments, if any.


(2) Adjusted to reflect a three-for-two stock split in the form of a stock dividend to be effected on July 2, 1999.


(3) Includes preferred share purchase rights which, prior to the occurrence of certain events, will not be exercisable or evidenced separately from the common stock.



(4) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, on the basis of the average of the high and low prices on June 15, 1999 reported on the Nasdaq National Market.



(5) Fee of $43,538 was previously paid.



(6) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, on the basis of the average of the high and low prices on June 25, 1999 reported on the Nasdaq National Market.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY OUR EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JUNE 28, 1999

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS


                                3,865,000 Shares


                                     [LOGO]
                                  Common Stock


    Of the 3,865,000 shares of our common stock being sold in this offering, TriQuint Semiconductor, Inc. is selling 3,006,746 shares and the selling stockholder is selling 858,254 shares. These share numbers reflect a three-for-two stock split in the form of a stock dividend to be effected on July 2, 1999. We will not receive any of the proceeds for the sale of shares by the selling stockholder.



    Our common stock is quoted on the Nasdaq National Market under the symbol TQNT. On June 25, 1999, the last reported sale price of our common stock was $54.00 per share, ($36.00 per share after taking into account the three-for-two stock split effected in the form of a stock dividend).


    Our business involves significant risks. These risks are described under the caption "Risk Factors" beginning on page 5.

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

                                                                Per Share    Total
Public offering price.........................................  $            $
Underwriting discounts and commissions........................  $            $
Proceeds, before expenses, to TriQuint........................  $            $
Proceeds, before expenses, to the selling stockholder.........  $            $


    The underwriters may also purchase up to an additional 579,750 shares of common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments.


    The underwriters expect to deliver the shares in New York, New York on
               , 1999.

                             ---------------------
SG COWEN
      DONALDSON, LUFKIN & JENRETTE
             BANC OF AMERICA SECURITIES LLC
                    CIBC WORLD MARKETS
                           DAIN RAUSCHER WESSELS      a division of Dain
Rauscher Incorporated

                                  U.S. BANCORP PIPER JAFFRAY

               , 1999

                               TABLE OF CONTENTS

                                    Page
Prospectus Summary................     3
Risk Factors......................     5
Forward Looking Statements........    14
Use of Proceeds...................    15
Price Range of Common Stock.......    15
Dividend Policy...................    15
Capitalization....................    16
Selected Consolidated Financial
  Data............................    17
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations.......    18

                                    Page
Business..........................    29
Principal and Selling
  Stockholders....................    33
Underwriting......................    35
Legal Matters.....................    37
Experts...........................    37
Information Incorporated by
  Reference.......................    37
Where You Can Find More
  Information.....................    37
Index to Consolidated Financial
  Statements......................   F-1

                            ------------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. WE ARE OFFERING TO SELL AND SEEKING OFFERS TO BUY SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF OUR COMMON STOCK.

                            ------------------------

    REFERENCES IN THIS PROSPECTUS TO "TRIQUINT," "WE," "OUR" AND "US" REFER TO TRIQUINT SEMICONDUCTOR, INC., A DELAWARE CORPORATION.

    EACH TRADEMARK, TRADE NAME OR SERVICE MARK OF ANY OTHER COMPANY APPEARING IN THIS PROSPECTUS BELONGS TO ITS HOLDER.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING OUR FINANCIAL STATEMENTS AND THE RISKS OF INVESTING IN OUR COMMON STOCK DISCUSSED UNDER "RISK FACTORS," BEFORE MAKING AN INVESTMENT DECISION. EXCEPT AS OTHERWISE STATED, ALL INFORMATION ON THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND REFLECTS THE THREE-FOR-TWO STOCK SPLIT TO BE EFFECTED IN THE FORM OF A STOCK DIVIDEND ON JULY 2, 1999 TO STOCKHOLDERS OF RECORD ON JUNE 22, 1999.

                          TRIQUINT SEMICONDUCTOR, INC.

    We are a leading supplier of high performance gallium arsenide integrated circuits for the wireless communications, telecommunications, data communications and aerospace markets. Our integrated circuits are incorporated into a variety of communications products, including cellular phones and pagers, fiber optic telecommunications equipment, satellite communications systems, high performance data networking products and aerospace applications. We use our proprietary gallium arsenide technology to enable our products to overcome the performance barriers of silicon devices in a variety of applications. Gallium arsenide has inherent physical properties that allow its electrons to move up to five times faster than those of silicon. This higher electron mobility permits the manufacture of gallium arsenide integrated circuits that operate at much higher speeds than silicon devices, or operate at the same speeds with reduced power consumption. We sell our products worldwide to end user customers, including Alcatel, CellNet Data Systems, Ericsson, Hughes, Lucent, Motorola, Nokia, Nortel, QUALCOMM and Raytheon.

    We own and operate advanced wafer fabrication facilities and utilize proprietary processes designed to enable us to cost effectively produce analog and mixed signal integrated circuits in high volumes. We believe that control of wafer fabrication assures a reliable source of supply and provides greater opportunities to enhance quality and reliability and achieve manufacturing efficiency. In addition, this control can facilitate new process and product development and enables us to be more responsive to customer requirements. Our wafer fabrication capabilities have allowed us to establish a strategic foundry business serving leading communications companies. Our foundry business leverages our extensive library of proprietary analog and mixed signal cells and our advanced integrated circuit manufacturing processes.

    Our strategy is to focus on the communications market by offering a broad range of standard and custom designed integrated circuits and manufacturing services which address numerous applications in our target markets. Key elements of this strategy include:

    - focusing on analog and mixed signal design excellence;

    - continuing to serve customers across a broad array of applications in communications markets;

    - targeting high growth markets with high performance solutions;

    - offering foundry services; and

    - capitalizing on partnerships with industry leaders in our target markets.

    We are incorporated under the laws of the state of Delaware. Our principal executive offices are located at 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, and our telephone number is (503) 615-9000.

                                  THE OFFERING


Common stock TriQuint is offering..................  3,006,746 shares

Common stock the selling stockholder is offering...  858,254 shares

Common stock to be outstanding after this
  offering.........................................  17,736,668 shares

Use of proceeds....................................  For capital expenditures, working capital and other general corporate
                                                     purposes.

Nasdaq National Market symbol......................  TQNT



    The number of shares of our common stock to be outstanding after this offering is based on 14,563,256 shares outstanding as of June 18, 1999 and gives effect to the exercise, after June 18, 1999, on a net exercise basis of warrants to purchase shares of common stock resulting in the issuance of 166,666 shares of common stock assuming a market price of $36.00 for the common stock. The number of shares of our common stock to be outstanding after this offering excludes, as of June 18, 1999, 3,176,618 shares of common stock issuable upon exercise of stock options with weighted average exercise prices of $11.21 per share. This number also excludes 1,012,122 additional shares reserved for future issuance under our stock option plans and 514,914 additional shares reserved for sale under our employee stock purchase plan.


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


    The information under "As Adjusted" in the consolidated balance sheet data below reflects the receipt of the estimated net proceeds from the sale by us of the 3,006,746 shares of common stock in this offering at an assumed public offering price of $36.00.


                                                                                                              THREE MONTHS ENDED
                                                                     YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                      -----------------------------------------------------  --------------------
                                                        1994       1995       1996       1997       1998       1998       1999
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Total revenues....................................  $  30,261  $  45,943  $  59,526  $  71,367  $ 111,605  $  23,681  $  33,695
  Special charges...................................         --         --         --         --     10,220     10,220         --
  Income (loss) from operations.....................     (9,930)     2,215      3,435      5,633     (6,345)   (12,764)     2,967
  Net income (loss).................................     (9,732)     3,062      6,287      6,860     (3,955)   (12,290)     3,213
  Net income (loss) per share:
    Basic...........................................  $   (1.21) $    0.32  $    0.52  $    0.55  $   (0.28) $   (0.89) $    0.22
    Diluted.........................................  $   (1.21) $    0.28  $    0.48  $    0.50  $   (0.28) $   (0.89) $    0.21
  Weighted average shares:
    Basic...........................................      8,019      9,537     12,067     12,560     14,099     13,867     14,339
    Diluted.........................................      8,019     10,856     13,144     13,662     14,099     13,867     15,149


                                                                                                MARCH 31, 1999
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents ..............................................................  $  12,949   $ 115,280
  Working capital.........................................................................     46,634     148,965
  Total assets............................................................................    146,751     249,082
  Capital lease and installment note obligations, less current installments...............      8,012       8,012
  Total stockholders' equity..............................................................    110,878     213,209

                                  RISK FACTORS

    ANY INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER THE RISKS DESCRIBED BELOW CAREFULLY AND ALL OF THE INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE DECIDING WHETHER TO PURCHASE OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY RISKS AND UNCERTAINTIES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WOULD SUFFER. IN THAT EVENT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT IN OUR COMMON STOCK. THE RISKS DISCUSSED BELOW ALSO INCLUDE FORWARD-LOOKING STATEMENTS AND OUR ACTUAL RESULTS MAY DIFFER SUBSTANTIALLY FROM THOSE DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS.

OUR OPERATING RESULTS MAY FLUCTUATE SUBSTANTIALLY.

    Our quarterly and annual results of operations have varied in the past and may vary significantly in the future due to a number of factors including, but not limited to, the following:

    - cancellation or delay of customer orders or shipments;

    - our success in achieving design wins in which our products are designed into those of our customers;

    - market acceptance of our products and those of our customers;

    - variability of the life cycles of our customers' products;

    - variations in manufacturing yields;

    - timing of announcement and introduction of new products by us and our competitors;

    - changes in the mix of products we sell;

    - declining average sales prices for our products;

    - changes in manufacturing capacity and variations in the utilization of that capacity;

    - variations in operating expenses;

    - the long sales cycles associated with our customer specific products;

    - the timing and level of product and process development costs;

    - the cyclicality of the semiconductor industry;

    - the timing and level of nonrecurring engineering revenues and expenses relating to customer specific products; and

    - significant changes in our and our customers' inventory levels.


    We expect that our operating results will continue to fluctuate in the future as a result of these and other factors. Any unfavorable changes in these or other factors could cause our results of operations to suffer as they have in the past, based upon some of these factors. For example, in June 1994, Nortel, formerly Northern Telecom, requested that we delay shipment of some of our products. Nortel was then our largest customer and the delay, together with lower than expected orders, materially reduced our revenues and results of operations in the second quarter and for the remainder of 1994. Due to potential fluctuations, we believe that period to period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of our future performance.

WE RELY ON A LIMITED NUMBER OF CUSTOMERS FOR A SUBSTANTIAL PART OF OUR REVENUES.

    A limited number of customers have accounted for a significant portion of our revenues in each fiscal period. In recent periods, sales to some of our major customers as a percentage of total revenues have fluctuated. In 1997, Nortel accounted for approximately 12.0% of total revenues. In 1998, Nokia accounted for approximately 12.0% and Raytheon accounted for approximately 11.7% of total revenues. We expect that sales to a limited number of customers will continue to account for a substantial portion of our total revenues in future periods. We do not have long-term agreements with any of our customers. Customers generally purchase our products pursuant to cancelable short-term purchase orders. Our results of operations have been negatively affected in the past by the failure of anticipated orders to materialize and by delays in or cancellations of orders. If we were to lose a major customer or if orders by or shipments to a major customer were to otherwise decrease or be delayed, our results of operations would be harmed.

WE FACE RISKS FROM FAILURES IN OUR MANUFACTURING PROCESSES.

    The fabrication of integrated circuits, particularly those made of gallium arsenide, is a highly complex and precise process. Our integrated circuits are manufactured from four inch round wafers made of gallium arsenide. During manufacturing, each wafer is processed to contain numerous die, the individual integrated circuits. We may reject or be unable to sell a substantial percentage of wafers or the die on a given wafer because of:

    - minute impurities;

    - difficulties in the fabrication process;

    - defects in the masks used to print circuits on a wafer;

    - electrical performance;

    - wafer breakage; or

    - other factors.

    We refer to the proportion of final good integrated circuits that have been processed, assembled and tested relative to the gross number of integrated circuits that could be constructed from the raw materials as our manufacturing yield. Compared to the manufacture of silicon integrated circuits, gallium arsenide technology is less mature and more difficult to design and manufacture within specifications in large volume. In addition, the more brittle nature of gallium arsenide wafers can result in lower manufacturing yields than with silicon wafers. We have in the past experienced lower than expected manufacturing yields, which have delayed product shipments and negatively impacted our results of operations. We may experience difficulty maintaining acceptable manufacturing yields in the future.

    In addition, the maintenance of our two fabrication facilities is subject to risks, including:

    - the demands of managing and coordinating workflow between two geographically separate production facilities;

    - disruption of production in one of our facilities as a result of a slowdown or shutdown in our other facility; and

    - higher operating costs from managing two geographically separate manufacturing facilities.

IF WE FAIL TO SELL A HIGH VOLUME OF PRODUCTS, OUR OPERATING RESULTS WILL BE HARMED.

    Because the majority of our manufacturing costs are relatively fixed, our manufacturing volumes are critical to our operating results. If we fail to achieve acceptable manufacturing volumes or experience product shipment delays, our results of operations could be harmed. During periods of decreased demand, our high fixed manufacturing costs could have a negative effect on our results of operations. We base our expense levels in part on our expectations of future orders and these expense levels are predominantly fixed in the short-term. If we receive fewer customer orders than expected, we may not be able to reduce our manufacturing costs in the short-term and our operating results would be harmed.

IF WE DO NOT SELL OUR CUSTOMER-SPECIFIC PRODUCTS IN LARGE VOLUMES, OUR OPERATING RESULTS MAY BE HARMED.

    We manufacture a substantial portion of our products to address the needs of individual customers. Frequent product introductions by systems manufacturers make our future success dependent on our ability to select development projects which will result in sufficient volumes to enable us to achieve manufacturing efficiencies. Because customer specific products are developed for unique applications, we expect that some of our current and future customer specific products may never be produced in volume and may impair our ability to cover our fixed manufacturing costs. In addition, if we experience delays in completing designs or if we fail to obtain development contracts from customers whose products are successful, our revenues could be harmed.

OUR OPERATING RESULTS COULD BE HARMED IF WE LOSE ACCESS TO SOLE OR LIMITED SOURCES OF MATERIALS OR SERVICES.

    We currently obtain some components and services for our products from limited or single sources, such as ceramic packages from Kyocera. We purchase these components and services on a purchase order basis, do not carry significant inventories of these components and do not have any long-term supply contracts with these vendors. Our requirements are relatively small compared to silicon semiconductor manufacturers. Because we often do not account for a significant part of our vendors' business, we may not have access to sufficient capacity from these vendors in periods of high demand. If we were to change any of our sole or limited source vendors, we would be required to requalify each new vendor. Requalification could prevent or delay product shipments that could negatively affect our results of operations. In addition, our reliance on these vendors may negatively affect our production if the components vary in reliability or quality. If we are unable to obtain timely deliveries of sufficient components of acceptable quality or if the prices of components for which we do not have alternative sources increase, our results of operations could be harmed.

IF OUR PRODUCTS FAIL TO PERFORM OR MEET CUSTOMER REQUIREMENTS, WE COULD INCUR SIGNIFICANT ADDITIONAL COSTS.

    The fabrication of gallium arsenide integrated circuits is a highly complex and precise process. Our customers specify quality, performance and reliability standards that we must meet. If our products do not meet these standards, we may be required to rework or replace the products. Gallium arsenide integrated circuits may contain undetected defects or failures that only become evident after we commence volume shipments. We have experienced product quality, performance or reliability problems from time to time. Defects or failures may occur in the future. If failures or defects occur, we could:

    - lose revenue;

    - incur increased costs such as warranty expense and costs associated with customer support;

    - experience delays, cancellations or rescheduling of orders for our products; or

    - experience increased product returns or discounts.

OUR OPERATING RESULTS MAY SUFFER IF WE DO NOT EXPAND OUR MANUFACTURING CAPACITY IN A TIMELY MANNER.

    We may attempt to increase our capacity by converting our existing facility to accommodate equipment that uses six-inch wafers. We do not have any experience processing six-inch wafers in our fabrication facilities. We may be required to redesign our processes and procedures substantially to accommodate the larger wafers. As a result, implementing additional capacity for six-inch wafers may take longer than planned, which could harm our results of operations.

    Our facilities have a level of capacity beyond which we cannot cost effectively produce our products. Although we are not currently approaching those constraints, we may be unable to further expand our business if we fail to plan and build sufficient capacity. The process of building, testing and qualifying a gallium arsenide integrated circuit fabrication facility is time consuming. We must begin to design and implement additional manufacturing facilities well in advance of our needs.

WE MAY FACE FINES OR OUR FACILITIES COULD BE CLOSED IF WE FAIL TO COMPLY WITH ENVIRONMENTAL REGULATIONS.

    Federal, state and local regulations impose various environmental controls on the storage, handling, discharge and disposal of chemicals and gases used in our manufacturing process. For our manufacturing facility located in Hillsboro, Oregon, we provide our own manufacturing waste treatment and disposal. We are required by the State of Oregon Department of Environmental Quality to report usage of environmentally hazardous materials.

    At our Texas facility, we utilize Texas Instruments' waste treatment and waste storage facilities and services for the treatment, storage, disposal and discharge of wastes we generate. Our waste streams are commingled with those of Texas Instruments and are covered by Texas Instruments' waste water permit.

    The failure to comply with present or future regulations could result in fines being imposed on us and we could be required to suspend production or cease our operations. These regulations could require us to acquire significant equipment or to incur substantial other expenses to comply with environmental regulations. We rely to a great extent on Texas Instruments' hazardous waste disposal system at our Texas facility. Any failure by us, or by Texas Instruments with respect to our Texas facility, to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to future liabilities and harm our results of operations.

WE DEPEND ON THE CONTINUED GROWTH OF COMMUNICATIONS MARKETS.

    We derive a substantial portion of our product revenues from sales of products for communication applications. These markets are characterized by the following:

    - intense competition;

    - rapid technological change; and

    - short product life cycles, especially in the cellular telephone market.

    In addition, although the communications markets have grown rapidly in the last few years, these markets may not continue to grow or a significant slowdown in these markets may occur.

    Products for communications applications are often based on industry standards, which are continually evolving. Our future success will depend, in part, upon our ability to successfully develop and introduce new products based on emerging industry standards, which could render our existing products unmarketable or obsolete. If communications markets evolve to new standards, we may be unable to successfully design and manufacture new products that address the needs of our customers or that will meet with substantial market acceptance.

OUR BUSINESS WILL BE IMPACTED IF SYSTEMS MANUFACTURERS DO NOT USE GALLIUM ARSENIDE COMPONENTS.

    Silicon semiconductor technologies are the dominant process technologies for integrated circuits and the performance of silicon integrated circuits continues to improve. Our prospective customers may be systems designers and manufacturers who are utilizing such silicon technologies in their existing systems and who are evaluating gallium arsenide integrated circuits for use in their next generation high performance systems. Customers may be reluctant to adopt our products because of:

    - their unfamiliarity with designing systems with gallium arsenide products;

    - their concerns related to manufacturing costs and yields;

    - their unfamiliarity with design and manufacturing processes; and

    - uncertainties about the relative cost effectiveness of our products compared to high performance silicon components.

    Systems manufacturers may not use gallium arsenide components because the production of gallium arsenide integrated circuits has been and continues to be more costly than the production of silicon devices. As a result, we must offer devices that provide superior performance to that of silicon-based devices.

    In addition, customers may be reluctant to rely on a smaller company like us for critical components. We cannot be certain that additional systems manufacturers will design our products into their systems, that the companies that have utilized our products will continue to do so in the future or that gallium arsenide technology will continue to achieve widespread market acceptance. If our gallium arsenide products fail to achieve market acceptance, our results of operations would suffer.

CUSTOMERS MAY DELAY OR CANCEL ORDERS DUE TO REGULATORY DELAYS.

    The increasing demand for communications products has exerted pressure on regulatory bodies worldwide to adopt new standards for these products, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in the regulatory approval process may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers. These delays have in the past had and may in the future have a negative effect on our sales and our results of operations.

OUR REVENUES ARE AT RISK IF WE DO NOT INTRODUCE NEW PRODUCTS AND/OR DECREASE COSTS.

    Historically, the average selling prices of our products have decreased over the products' lives, and we expect them to continue to do so. To offset these decreases, we rely primarily on achieving yield improvements and other cost reductions for existing products and on introducing new products that can often be sold at higher average selling prices. We believe our future success depends, in part, on our timely development and introduction of new products that compete effectively on the basis of price and performance and adequately address customer requirements. The success of new product and process introductions depends on several factors, including:

    - proper selection of products and processes;

    - successful and timely completion of product and process development and commercialization;

    - market acceptance of our or our customers' new products;

    - achievement of acceptable manufacturing yields; and

    - our ability to offer new products at competitive prices.

    Our product and process development efforts may not be successful and our new products or processes may not achieve market acceptance. To the extent that our cost reductions and new product introductions do not occur in a timely manner, our results of operations could suffer.

WE MUST IMPROVE OUR PRODUCTS AND PROCESSES TO REMAIN COMPETITIVE.

    If technologies or standards supported by our or our customers' products become obsolete or fail to gain widespread commercial acceptance, our results of operations may be materially impacted. Because of continual improvements in semiconductor technology, including those in high performance silicon where substantially more resources are invested than in gallium arsenide, we believe that our future success will depend, in part, on our ability to continue to improve our product and process technologies. We must also develop new technologies in a timely manner. In addition, we must adapt our products and processes to technological changes and to support emerging and established industry standards. We may not be able to improve our existing products and process technologies, develop new technologies in a timely manner or effectively support industry standards. If we fail to do so, our customers may select another gallium arsenide product or move to an alternative technology.

OUR RESULTS OF OPERATIONS MAY SUFFER IF WE DO NOT COMPETE SUCCESSFULLY.

    The semiconductor industry is intensely competitive and is characterized by rapid technological change, rapid product obsolescence and price erosion. Currently, we compete primarily with manufacturers of high performance silicon integrated circuits such as Applied Micro Circuits, Motorola and Philips and with manufacturers of gallium arsenide integrated circuits such as Anadigics, Raytheon, RF Micro Devices and Vitesse. We also face competition from the internal semiconductor operations of some of our current and potential customers. We expect increased competition from existing competitors and from a number of companies that may enter the gallium arsenide integrated circuits market, as well as future competition from companies that may offer new or emerging technologies such as silicon germanium. Most of our current and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than we do. Manufacturers of high performance silicon integrated circuits have achieved greater market acceptance of their existing products and technologies in some applications.

    We compete with both gallium arsenide and silicon suppliers in the wireless, data communications and telecommunications markets. In the microwave and millimeter wave markets, our competition is primarily from a limited number of gallium arsenide suppliers, which are in the process of expanding their product offerings to address commercial applications other than aerospace.

    Our prospective customers are typically systems designers and manufacturers that are considering the use of gallium arsenide integrated circuits for their high performance systems. Competition is primarily based on performance elements such as speed, complexity and power dissipation, as well as price, product quality and ability to deliver products in a timely fashion. Due to the proprietary nature of our products, competition occurs almost exclusively at the system design stage. As a result, a design win by TriQuint or our competitors typically limits further competition with respect to manufacturing a given design.

OUR OPERATING RESULTS MAY SUFFER DUE TO DECLINING DEMAND FOR SEMICONDUCTORS.


    From time to time, the semiconductor industry has experienced significant downturns and wide fluctuations in product supply and demand. This cyclicality has led to significant imbalances in demand and production capacity. It has also accelerated the decrease of average selling prices per unit. We may experience periodic fluctuations in our future financial results because of these or other industry-wide conditions.

IF WE FAIL TO INTEGRATE ANY FUTURE ACQUISITIONS, OUR BUSINESS WILL BE HARMED.

    We face risks from any future acquisitions, including the following:

    - we may fail to combine and coordinate the operations and personnel of newly acquired companies with our existing business;

    - our ongoing business may be disrupted or receive insufficient management attention;

    - we may not cost effectively and rapidly incorporate the technology we acquire;

    - we may not be able to recognize the cost savings or other financial benefits we anticipated;

    - we may not be able to retain the existing customers of newly acquired operations;

    - our corporate culture may clash with that of the acquired businesses; and

    - we may incur unknown liabilities associated with acquired businesses.

    We may not successfully address these risks or any other problems that arise in connection with future acquisitions.

    We will continue to evaluate strategic opportunities available to us and we may pursue product, technology or business acquisitions. On January 13, 1998, we acquired our Millimeter Wave Communications operation, which included substantially all of the assets of the monolithic microwave integrated circuit operation of Texas Instruments' former Defense Systems & Electronics Group. In addition, in connection with any future acquisitions, we may issue equity securities that could dilute the percentage ownership of our existing stockholders, we may incur additional debt and we may be required to amortize expenses related to goodwill and other intangible assets that may negatively affect our results of operations.

WE MUST MANAGE OUR GROWTH.


    Our total number of employees grew from 371 in 1997 to 679 in 1998. The resulting growth has placed, and is expected to continue to place, significant demands on our personnel, management and other resources. We must continue to improve our operational, financial and management information systems to keep pace with the growth of our business.


IF WE DO NOT HIRE AND RETAIN KEY EMPLOYEES, OUR BUSINESS WILL SUFFER.

    Our future success depends in large part on the continued service of our key technical, marketing and management personnel. We also depend on our ability to continue to identify, attract and retain qualified technical employees, particularly highly skilled design, process and test engineers involved in the manufacture and development of our products and processes. We must also recruit and train employees to manufacture our products without a substantial reduction in manufacturing yields. There are many other semiconductor companies located in the communities near our facilities and it may become increasingly difficult for us to attract and retain those employees. The competition for these employees is intense, and the loss of key employees could negatively affect us.

OUR BUSINESS MAY BE HARMED IF WE FAIL TO PROTECT OUR PROPRIETARY TECHNOLOGY.

    We rely on a combination of patents, trademarks, copyrights, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. We currently have patents granted and pending in the United States and in foreign countries and intend to seek further international and United States patents on our technology. We cannot be certain that patents will be issued from any of our pending applications or that patents will be issued in all countries where our products can be sold or that any claims allowed from pending applications or will be of sufficient scope or strength to provide meaningful protection or any commercial advantage. Our competitors may also be able to design around our patents. The laws of some countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the United States, increasing the possibility of piracy of our technology and products. Although we intend to vigorously defend our intellectual property rights, we may not be able to prevent misappropriation of our technology. Our competitors may also independently develop technologies that are substantially equivalent or superior to our technology.

OUR ABILITY TO PRODUCE OUR SEMICONDUCTORS MAY SUFFER IF SOMEONE CLAIMS WE INFRINGE ON THEIR INTELLECTUAL PROPERTY.

    The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. If it is necessary or desirable, we may seek licenses under such patents or other intellectual property rights. However, we cannot be certain that licenses will be offered or that we would find the terms of licenses that are offered acceptable or commercially reasonable. Our failure to obtain a license from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of products. Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation by or against us could result in significant expense and divert the efforts of our technical personnel and management, whether or not the litigation results in a favorable determination. In the event of an adverse result in any litigation, we could be required to:

    - pay substantial damages;

    - indemnify our customers;

    - stop manufacturing, use and sale of the infringing products;

    - expend significant resources to develop non-infringing technology;


    - discontinue the use of certain processes; or



    - obtain licenses to the technology.



    We may be unsuccessful in developing non-infringing products or negotiating licenses upon reasonable terms, or at all. These problems might not be resolved in time to avoid harming our results of operations. If any third party makes a successful claim against our customers or us and a license is not made available to us on commercially reasonable terms, our business could be harmed.


    On February 26, 1999, a lawsuit was filed against 88 firms, including TriQuint, in the United States District Court for the District of Arizona. The suit alleges that the defendants, including us, infringe upon certain patents held by The Lemelson Medical, Education and Research Foundation, Limited Partnership. Although we believe the suit is without merit and intend to vigorously defend ourselves against the charges, we cannot be certain that we will be successful. Moreover, this litigation may require us to spend a substantial amount of time and money and could distract management from our day to day operations.

OUR BUSINESS MAY SUFFER DUE TO RISKS ASSOCIATED WITH INTERNATIONAL SALES.

    Our sales outside of the United States were 30.4% of total revenues in 1996, 34.0% of total revenues in 1997 and 24.0% of total revenues in 1998. We face inherent risks from these sales, including:

    - imposition of government controls;

    - currency exchange fluctuations;

    - longer payment cycles and difficulties related to the collection of receivables from international customers;

    - reduced protection for intellectual property rights in some countries;

    - the impact of recessionary environments in economies outside the United States;

    - unfavorable tax consequences;

    - political instability; and

    - tariffs and other trade barriers.

    In addition, due to the technological advantages provided by gallium arsenide integrated circuits in many military applications, all of our sales outside of North America must be licensed by the Office of Export Administration of the U.S. Department of Commerce. If we fail to obtain these licenses or experience delays in obtaining these licenses in the future, our results of operations could be harmed. Also, because substantially all of our foreign sales are denominated in U.S. dollars, increases in the value of the dollar would increase the price in local currencies of our products and make our products less price competitive.

WE MAY BE SUBJECT TO A SECURITIES CLASS ACTION SUIT IF OUR STOCK PRICE FALLS.

    Following periods of volatility in the market price of a company's stock, some stockholders may file a securities class action litigation. For example, in 1994, a stockholder class action lawsuit was filed against us, our underwriters, and some of our officers, directors and investors, which alleged that we, our underwriters, and certain of our officers, directors and investors intentionally misled the investing public regarding our financial prospects. We settled the action and recorded a special charge of $1.4 million associated with the settlement of this lawsuit and related legal expenses, net of accruals in 1998. Any future securities class action litigation could be expensive and divert our management's attention and harm our business, regardless of its merits.

WE FACE RISKS FROM THE YEAR 2000 ISSUE.


    Many information technology hardware and software systems, as well as other non-information technology equipment utilizing microprocessors, can accept only two digit entries in the date code field. To operate using dates after December 31, 1999, the date code fields will need to accept four digit entries to distinguish twenty-first century dates from twentieth century dates. This is commonly referred to as the "Year 2000" issue. We have initiated a comprehensive Year 2000 audit program, which consists of a six step plan to inventory and correct any systems that are not Year 2000 compliant. We have completed the planning phase of our audit program and are currently in the remediation phase, for both information technology and non-information technology systems as well as third-party vendors, manufacturers and suppliers. Because of the existence of numerous systems and related components within our organization and the interdependency of these systems, it is possible that some of our systems, or systems at our suppliers, may fail to operate in the year 2000. Our inability to become Year 2000 compliant on a timely basis or the failure of one or more of our systems or our suppliers' systems may have a material impact on our future operating results.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS INCLUDE ANTITAKEOVER PROVISIONS WHICH MAY DETER OR PREVENT A TAKEOVER ATTEMPT.

    Some provisions of our certificate of incorporation and bylaws and provisions of Delaware law may deter or prevent a takeover attempt, including a takeover that might result in a premium over the market price for our common stock. These provisions include:

    CUMULATIVE VOTING. Our stockholders are entitled to cumulate their votes for directors. This may limit the ability of the stockholders to remove a director other than for cause.


    STOCKHOLDER PROPOSALS AND NOMINATIONS. Our stockholders must give advance notice, generally 120 days prior to the relevant meeting, to nominate a candidate for director or present a proposal to our stockholders at a meeting. These notice requirements could inhibit a takeover by delaying stockholder action.


    STOCKHOLDER RIGHTS PLAN. We may trigger our stockholder rights plan in the event our board of directors does not agree to an acquisition proposal. The rights plan may make it more difficult and costly to acquire our company.

    PREFERRED STOCK. Our certificate of incorporation authorizes our board of directors to issue up to 5 million shares of preferred stock and to determine what rights, preferences and privileges such shares have. No action by our stockholders is necessary before our board of directors can issue the preferred stock. Our board of directors could use the preferred stock to make it more difficult and costly to acquire our company.

    DELAWARE ANTI-TAKEOVER STATUTE. The Delaware anti-takeover law restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock. The Delaware statute makes it harder for our company to be acquired without the consent of our board of directors and management.

                           FORWARD-LOOKING STATEMENTS

    This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "our future success depends," "seek to continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.


    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS


    We estimate that the net proceeds from the sale of the 3,006,746 shares of common stock that we are selling in this offering will be approximately $102,331,000, based on an assumed public offering price of $36.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds will be approximately $122,158,000. We will not receive any proceeds from the sale of the 858,254 shares being sold by the selling stockholder.


    We expect to use the net proceeds from this offering for capital expenditures, working capital and general corporate purposes. We may use a portion of the net proceeds to acquire complementary products, technologies or businesses when the opportunity arises; however, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions.

    Pending these uses, we intend to invest the net proceeds in interest bearing, investment grade securities.

                          PRICE RANGE OF COMMON STOCK

    Our common stock has been traded on the Nasdaq National Market under the symbol TQNT since December 13, 1993. The following table sets forth for the periods indicated the high and low sale prices for our common stock, as reported by the Nasdaq National Market.


                                                                               HIGH        LOW
                                                                             ---------  ---------
Fiscal year ended December 31, 1997:
  First Quarter............................................................  $   25.25  $   13.67
  Second Quarter...........................................................      20.17      14.08
  Third Quarter............................................................      30.33      21.50
  Fourth Quarter...........................................................      20.67      11.58
Fiscal year ended December 31, 1998:
  First Quarter............................................................  $   18.33  $   13.17
  Second Quarter...........................................................      16.67      11.08
  Third Quarter............................................................      14.42       9.67
  Fourth Quarter...........................................................      15.08       7.33
Fiscal year ending December 31, 1999:
  First Quarter............................................................  $   17.83  $   10.33
  Second Quarter (through June 25, 1999)...................................      40.83      12.42



    On June 25, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $36.00. As of June 18, 1999 there were approximately 14,563,256 shares of our common stock outstanding held by approximately 214 holders of record.


                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. We are prohibited from paying cash dividends without the consent of our lenders.

                                 CAPITALIZATION


    The following table sets forth on an unaudited basis our capitalization as of March 31, 1999 and as adjusted to reflect the sale of the 3,006,746 shares of common stock we are offering at an assumed offering price of $36.00 and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the exercise on a net exercise basis of warrants to purchase shares of common stock resulting in the issuance of 166,666 shares of common stock assuming a market price of $36.00 for the common stock.



                                                                                               MARCH 31, 1999
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Current installments of capital lease and installment note obligations...................  $    5,132   $   5,132
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Capital lease and installment note obligations, less current installments................  $    8,012   $   8,012
Stockholders' equity:
  Preferred stock, $.001 par value per share, 5,000,000 shares authorized; no shares
    issued and outstanding...............................................................          --          --
  Common stock, $.001 par value per share, 25,000,000 shares authorized; 14,354,823 shares issued and outstanding, actual; and 17,528,235 shares issued and outstanding,
    as adjusted..........................................................................          14          17
  Additional paid-in capital.............................................................     133,628     235,956
  Accumulated deficit....................................................................     (22,764)    (22,764)
                                                                                           ----------  -----------
    Total stockholders' equity...........................................................     110,878     213,209
                                                                                           ----------  -----------
        Total capitalization.............................................................  $  118,890   $ 221,221
                                                                                           ----------  -----------
                                                                                           ----------  -----------


The table above excludes:

  - 3,146,748 shares of common stock issuable upon exercise of options outstanding under our option plans at March 31, 1999 at a weighted average exercise price of $10.64 per share; and

  - 1,047,951 shares of common stock reserved for future grant or issuance under our option plans and employee stock purchase plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included in this prospectus. The selected consolidated financial data set forth below as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 have been derived from our audited financial statements included in this prospectus. The selected consolidated financial data as of December 31, 1994, 1995 and 1996 and for the years ended December 31, 1994 and 1995 are derived from our audited financial statements that are not included or incorporated in this prospectus. The selected consolidated financial data as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 are derived from unaudited financial statements included in this prospectus. These unaudited financial statements have been prepared on the same basis as the audited financial statements and, in our management's opinion, contain all adjustments consisting of normal recurring adjustments necessary for a fair presentation of our financial position and results of operations. Our historical results are not necessarily indicative of results to be expected for any future period.

                                                                                                 THREE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                    MARCH 31,
                                               ------------------------------------------------  -------------------
                                                 1994      1995      1996      1997      1998      1998       1999
                                               --------  --------  --------  --------  --------  ---------  --------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Total revenues.............................  $ 30,261  $ 45,943  $ 59,526  $ 71,367  $111,605  $  23,681  $ 33,695
  Operating costs and expenses:
    Cost of goods sold.......................    19,790    25,509    34,258    40,028    72,784     18,341    20,951
    Research, development and engineering....     9,945     9,210    10,858    11,518    18,984      4,424     4,594
    Selling, general and administrative......    10,013     9,009    10,975    14,188    15,962      3,460     5,183
    Special charges..........................       443        --        --        --    10,220     10,220        --
                                               --------  --------  --------  --------  --------  ---------  --------
      Total operating costs and expenses.....    40,191    43,728    56,091    65,734   117,950     36,445    30,728
                                               --------  --------  --------  --------  --------  ---------  --------
      Income (loss) from operations..........    (9,930)    2,215     3,435     5,633    (6,345)   (12,764)    2,967
  Other income, net..........................       198       930     3,083     2,117     2,484        474       525
                                               --------  --------  --------  --------  --------  ---------  --------
      Income (loss) before income taxes......    (9,732)    3,145     6,518     7,750    (3,861)   (12,290)    3,492
  Income tax expense.........................        --        83       231       890        94         --       279
                                               --------  --------  --------  --------  --------  ---------  --------
    Net income (loss)........................  $ (9,732) $  3,062  $  6,287  $  6,860  $ (3,955) $ (12,290) $  3,213
                                               --------  --------  --------  --------  --------  ---------  --------
                                               --------  --------  --------  --------  --------  ---------  --------
  Per share data:
    Net income (loss):
      Basic..................................  $  (1.21) $   0.32  $   0.52  $   0.55  $  (0.28) $   (0.89) $   0.22
      Diluted................................  $  (1.21) $   0.28  $   0.48  $   0.50  $  (0.28) $   (0.89) $   0.21
    Weighted average shares:
      Basic..................................     8,019     9,537    12,067    12,560    14,099     13,867    14,339
      Diluted................................     8,019    10,856    13,144    13,662    14,099     13,867    15,149


                                                                 DECEMBER 31,                         MARCH 31,
                                               ------------------------------------------------  -------------------
                                                 1994      1995      1996      1997      1998           1999
                                               --------  --------  --------  --------  --------       --------
                                                                          (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents..................  $  9,443  $ 35,051  $ 12,907  $ 18,734  $ 14,602  $  12,949
  Working capital............................    16,409    65,513    37,591    35,180    44,494     46,634
  Total assets...............................    34,227    94,024   107,596   121,418   141,306    146,751
  Capital lease and installment note
    obligations, less current installments...     4,062     7,392     9,891    12,550     9,369      8,012
  Total stockholders' equity.................    20,785    72,644    80,246    90,038   107,615    110,878

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH THE OUR FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED IN THIS PROSPECTUS AND THE SELECTED CONSOLIDATED FINANCIAL DATA ABOVE. THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THESE FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THOSE STATEMENTS INCLUDING THE WORDS "EXPECTS," "ANTICIPATES," "INTENDS," "BELIEVES" AND SIMILAR LANGUAGE. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED BELOW. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO THESE DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS DISCUSSED IN THE SECTION TITLED "RISK FACTORS" IN THIS PROSPECTUS.


OVERVIEW

    We are a leading supplier of high performance gallium arsenide integrated circuits for the wireless communications, telecommunications, data communications and aerospace markets. Our products incorporate our proprietary analog and mixed signal designs and our advanced gallium arsenide manufacturing processes to address a broad range of applications and customers. We sell our products worldwide to end user customers, including Alcatel, CellNet Data Systems, Ericsson, Hughes, Lucent, Motorola, Nokia, Nortel, QUALCOMM and Raytheon.

    We recognize revenues on standard products when we ship them. With respect to foundry and customer-specific products, we recognize revenues based on the achievement of various design, manufacturing and other milestones. We recognize revenues on cost plus contracts as we perform the work. We estimate and establish allowances and reserves for product returns, warranty obligations, excess and obsolete inventories, accounts receivable for which collection is doubtful and price adjustments.

    We sell our products through independent manufacturer representatives and distributors, as well as our direct sales staff. As of December 31, 1998, we had 21 independent manufacturer representative firms and two distributors in North America. Our seven person direct sales management staff provides sales direction and support to manufacturer representatives and distributors. We have domestic sales management offices in Los Angeles, California; Philadelphia, Pennsylvania; Portland, Oregon; San Jose, California and Raleigh, North Carolina. Our international business is supported by a network of 15 manufacturer representatives and distributors in Europe and the Pacific Rim. We also have a foreign subsidiary, TriQuint Semiconductor GmbH, with offices in Germany and France. The primary activity of this subsidiary is sales and marketing.


    We include in our backlog all purchase orders and contracts for products requested by the customer for delivery within 12 months. Our business is characterized by long-term purchase contracts predominantly relating to customer-specific products, which are typically cancelable without significant penalty at the option of the purchaser. Our customers have canceled these purchase contracts or rescheduled delivery dates in the past, and we expect that these events may also occur in the future. In addition, we produce standard semiconductors that frequently can be shipped from inventory within a short time after receipt of an order. These orders may not be reflected in backlog, and backlog as of any particular date may not necessarily be representative of actual sales for any future period.


    On January 13, 1998, we acquired our Millimeter Wave Communications operation, which includes substantially all of the assets of the monolithic microwave integrated circuit operations of Texas Instruments' former Defense Systems & Electronics Group. We acquired our Millimeter Wave Communications operation for approximately $19.5 million in cash and 1,266,919 shares of our common stock then valued at approximately $19.5 million. We financed the cash portion of the purchase price through an operating lease.

    We accounted for the acquisition as a purchase and charged in-process research and development of $8.8 million to our statement of operations and recorded other intangibles of approximately $2.1 million on our balance sheet. We amortize these other intangible assets on a straight-line basis over seven years. We recognized amortization of approximately $362,000 in 1998 and $74,000 during the three months ended March 31, 1999 related to these intangibles. The following table presents the purchase price allocations associated with the acquisition of the Millimeter Wave Communications operation:

Tangible assets....................................................  $  28,048
Workforce in place and purchased technology........................      2,132
In-process research and development................................      8,820
                                                                     ---------
                                                                     $  39,000
                                                                     ---------
                                                                     ---------


    We allocated the purchase price based on the fair value of the net tangible and intangible assets acquired. In performing this allocation, we considered, among other factors, the research and development projects in process at the date of acquisition. The Millimeter Wave Communications operation's in-process research and development program consisted of the development of its advanced pseudomorphic high electron mobility transistor and heterojunction bipolar transistor processes for millimeter wave applications. At the date of the acquisition, the Millimeter Wave Communications operation's research and development was not complete, and we expect total continuing research and development commitments to complete the projects to be approximately $11.0 million. We anticipated these projects to be successfully completed within three to four years of the acquisition date. We determined the value assigned to purchased in-process research and development by estimating the costs to develop the Millimeter Wave Communications operation's purchased in-process research and development into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present value. In estimating the value of qualifying in-process research and development, we applied a stage of completion factor to exclude cash flows related to development efforts that had not yet begun. We used a discount rate of 75% for valuing the in-process research and development that was intended to be commensurate with rates of return demanded by venture capital investors for investments in start-up companies with similar risks to those of the in-process products. Additionally, we believe the projects will require maintenance expenditures if and when they reach a state of technological and commercial feasibility.


    In various quarters, our fiscal quarters ended on different days near the end of each calendar quarter. For convenience, we have indicated in this prospectus that fiscal quarter ends coincide with the end of each calendar quarter.

RESULTS OF OPERATIONS

    The following table sets forth the results of our operations expressed as a percentage of total revenues. Our historical operating results are not necessarily indicative of the results for any future period.

                                                                                   YEAR ENDED DECEMBER     THREE MONTHS ENDED
                                                                                           31,                 MARCH 31,
                                                                                  ---------------------    ------------------
                                                                                  1996   1997    1998        1998       1999
                                                                                  -----  -----  -------    --------     -----
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Total revenues................................................................  100.0% 100.0%   100.0%      100.0%    100.0%
  Operating costs and expenses:
    Cost of goods sold..........................................................   57.6   56.1     65.2        77.4      62.2
    Research, development and engineering.......................................   18.2   16.1     17.0        18.7      13.6
    Selling, general and administrative.........................................   18.4   19.9     14.3        14.6      15.4
    Special charges.............................................................     --     --      9.2        43.2        --
                                                                                  -----  -----  -------    --------     -----
      Total operating costs and expenses........................................   94.2   92.1    105.7       153.9      91.2
                                                                                  -----  -----  -------    --------     -----
      Income (loss) from operations.............................................    5.8    7.9     (5.7)      (53.9)      8.8
  Other income, net.............................................................    5.2    3.0      2.2         2.0       1.6
                                                                                  -----  -----  -------    --------     -----
    Income (loss) before income taxes...........................................   11.0   10.9     (3.5)      (51.9)     10.4
  Income tax expense............................................................    0.4    1.3      0.1          --       0.8
                                                                                  -----  -----  -------    --------     -----
    Net income (loss)...........................................................   10.6%   9.6%    (3.6)%     (51.9)%     9.6%
                                                                                  -----  -----  -------    --------     -----
                                                                                  -----  -----  -------    --------     -----

THREE MONTHS ENDED MARCH 31, 1999 AND 1998

TOTAL REVENUES

    We derive revenues from the sale of standard and customer-specific products and services. Our revenues also include non-recurring engineering revenues relating to the development of customer-specific products. Total revenues for the three months ended March 31, 1999 increased 42.3% to $33.7 million, over the three months ended March 31, 1998. The increase in revenues during the three months ended March 31, 1999 reflected strong demand for our products, especially those for wireless communications applications. Domestic revenues were $24.8 million and international revenues were $8.9 million for the three months ended March 31, 1999, as compared to domestic revenues of $18.4 million and international revenues of $5.3 million for the three months ended March 31, 1998.

OPERATING COSTS AND EXPENSES

    COST OF GOODS SOLD. Cost of goods sold includes all direct material, labor and overhead expenses and certain production costs related to non-recurring engineering revenues. In general, gross profit generated from the sale of customer-specific products and from non-recurring engineering revenues is typically higher than gross profit generated from the sale of standard products. The factors affecting product mix include the relative demand in our various market segments, as well as the number of non-recurring engineering contracts.


    Cost of goods sold was $21.0 million for the three months ended March 31, 1999, an increase of $2.6 million from the three months ended March 31, 1998. As a percentage of total revenues, cost of goods sold for the three months ended March 31, 1999 decreased to 62.2% from 77.4% for the three months ended March 31, 1998. The decrease in cost of goods sold as a percentage of revenues is attributable to continuing improvements in production yields and increased economies of scale associated with increased sales volumes. In addition, cost of goods sold for the three months ended March 31, 1998 included nonrecurring costs related to the relocation of our manufacturing facility to our Hillsboro facility. The factors related to these non-recurring costs included lower than expected yields on the initial products manufactured in the new facility, lower than expected yields on products built in the old fabrication facility during our final operation, and equipment downtime following relocation to the new facility.


    RESEARCH, DEVELOPMENT AND ENGINEERING. Research, development and engineering expenses include the costs incurred in the design of products associated with nonrecurring engineering revenues, as well as ongoing product development and research and development expenses. Our research, development and engineering expenses for the three months ended March 31, 1999 increased to $4.6 million from $4.4 million for the three months ended March 31, 1998. Research, development and engineering expenses as a percentage of total revenues for the three months ended March 31, 1999 decreased to 13.6% from 18.7% for the three months ended March 31, 1998. The slight increase in the absolute dollar level of research, development and engineering expenses was primarily due to the addition of new employees. The decrease in research, development and engineering expenses as a percentage of total revenues was due to revenues increasing at a faster rate than research, development and engineering spending. We are committed to substantial investments in research, development and engineering and expect these expenses will continue to increase in absolute dollar amount in the future.



    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses for the three months ended March 31, 1999 increased to $5.2 million from $3.5 million for the three months ended March 31, 1998. Selling, general and administrative expenses as a percentage of total revenues for the three months ended March 31, 1999 increased to 15.4% from 14.6% for the three months ended March 31, 1998. The increase in selling, general and administrative expenses was primarily due to increased selling costs associated with the increased sales volume and increased costs associated with ongoing development of our information systems at our Dallas, Texas and Hillsboro, Oregon facilities.


    SPECIAL CHARGES. For the three months ended March 31, 1998, we recorded a write-off of in-process research and development of $8.8 million associated with our acquisition of our Millimeter Wave Communications business.

    During the three months ended March 31, 1998, we settled a stockholder class action filed in 1994 and recorded a charge of $1.4 million associated with the settlement of this lawsuit and related legal expenses, net of accruals and insurance proceeds.

OTHER INCOME, NET

    Other income, net for the three months ended March 31, 1999 increased to $525,000 from $474,000 for the three months ended March 31, 1998. This increase resulted primarily from increased interest income on higher cash balances and decreased interest expense due to reductions in long-term debt.

INCOME TAX EXPENSE

    Income tax expense for the three months ended March 31, 1999 was $279,000. No income tax expense was recorded for the three months ended March 31, 1998, due to our operating loss in that period.

YEARS ENDED DECEMBER 31, 1998 AND 1997

TOTAL REVENUES

    Total revenues for 1998 increased 56.4% to $111.6 million from $71.4 million for 1997. The increase in total revenues primarily reflects the inclusion of revenues from the newly acquired Millimeter Wave Communications operation since the date of acquisition and a strong demand for wireless communication products, offset by a reduction in demand for telecommunication products.

Domestic and international revenues for 1998 were $84.8 million and $26.8 million, as compared to $47.1 million and $24.3 million for 1997.

OPERATING COSTS AND EXPENSES

    COST OF GOODS SOLD. Cost of goods sold was $72.8 million in 1998 and increased from $40.0 million in 1997. Cost of goods sold for 1998 increased as a percentage of total revenues to 65.2% from 56.1% for 1997. The increase in absolute dollar value of cost of goods sold was primarily attributable to the related increase in sales volume. The increase in cost of goods sold as a percentage of total revenues was due to an increase in lower-margin products in the mix of products sold and costs related to the transition to our Hillsboro wafer fabrication facility. However, cost of goods sold, as a percentage of total revenues, improved sequentially over each quarter of 1998 due to continued yield improvements and increases in economies of scale from higher production volumes.

    RESEARCH, DEVELOPMENT AND ENGINEERING. Our research, development and engineering expenses for 1998 increased 64.8% to $19.0 million from $11.5 million for 1997. Research, development and engineering expenses as a percentage of total revenues increased to 17.0% for 1998 from 16.1% for 1997. The increase in research, development and engineering expenses reflected the inclusion of research, development and engineering expenses related to the newly acquired Millimeter Wave Communications operation and increased product development activities and nonrecurring engineering expenses.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses for 1998 increased 12.5% to $16.0 million from $14.2 million for 1997. Selling, general and administrative expenses decreased as a percentage of total revenues to 14.3% for 1998 from 19.9% for 1997. The increase in absolute dollar level of selling, general and administrative expenses was primarily attributable to the inclusion of selling, general and administrative expenses related to the newly acquired Millimeter Wave Communications operation and increased selling expenses associated with increased sales volume. As a percentage of total revenues, the decrease in selling, general and administrative expenses was due to revenues increasing at a faster rate than these expenses.

    SPECIAL CHARGES. During 1998, we recorded a one time write-off of in-process research and development of $8.8 million. This charge was associated with our acquisition of the Millimeter Wave Communications operation.

    During 1998, we settled a stockholder class action filed in 1994 and recorded a charge of $1.4 million associated with the settlement of this lawsuit and related legal expenses, net of accruals and insurance proceeds.

OTHER INCOME, NET

    Other income, net for 1998 increased to $2.5 million as compared to $2.1 million for 1997. This increase resulted primarily from lower interest expense, gain on sale of assets and other miscellaneous receipts, partially offset by lower interest income.

INCOME TAX EXPENSE

    Income tax expense for 1998 decreased to $94,000 from $890,000 for 1997. The decrease in income tax expense was attributable to our operating loss in 1998. At December 31, 1998, we had federal and Oregon state net operating loss carryforwards for tax reporting purposes of approximately $45.7 million and $22.0 million. Our ability to use our net operating loss carryforwards against taxable income is subject to additional restrictions and limitations under
Section 382 of the Internal Revenue Code of 1986 if we experience a change of ownership as defined in that section.

YEARS ENDED DECEMBER 31, 1997 AND 1996

TOTAL REVENUES

    Total revenues for 1997 increased 19.9% to $71.4 million from $59.5 million for 1996. The increase in total revenues was due to significantly increased demand for products in all three product areas: wireless communications, telecommunications and computing revenues. Domestic and international revenues for 1997 were $47.1 million and $24.3 million as compared to $41.4 million and $18.1 million for 1996.

OPERATING COSTS AND EXPENSES

    COST OF GOODS SOLD. Cost of goods sold was $40.0 million in 1997 and increased from $34.3 million in 1996. Cost of goods sold for 1997 decreased slightly as a percentage of total revenues to 56.1% from 57.6% for 1996. The decrease in cost of goods sold as a percentage of total revenues was primarily attributable to improvements in production yields and increased volume, which were partially offset by costs associated with startup of our Hillsboro wafer fabrication facility and expediting costs.

    RESEARCH, DEVELOPMENT AND ENGINEERING. Our research, development and engineering expenses for 1997 increased 6.1% to $11.5 million from $10.9 million for 1996. Research, development and engineering expenses as a percentage of total revenues decreased to 16.1% for 1997 from 18.2% for 1996. The increase in the absolute dollar level of research, development and engineering expenses was primarily due to increased product development activities and nonrecurring engineering expenses in response to increased demand from customers.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses for 1997 increased 29.3% to $14.2 million from $11.0 million for 1996. Selling, general and administrative expenses increased as a percentage of total revenues to 19.9% for 1997 from 18.4% for 1996. The increase in the level of selling, general and administrative expenses was primarily due to costs associated with our move to our facility in Hillsboro, Oregon, increased information technology support costs, increased sales commissions in connection with the increase in the level of total revenues and professional fees.

OTHER INCOME, NET

    Other income, net for 1997 decreased to $2.1 million as compared to $3.1 million for 1996. This decrease resulted from a one-time gain of $680,000 from our sale of a minority interest in our primary distributor in Europe in 1996 and from higher interest expense in 1997 associated with an increase in capital lease obligations.

INCOME TAX EXPENSE

    Our effective tax rate for 1997 was 11.5%, which was less than the federal and state statutory rate of approximately 40% due to the use of net operating loss carryforwards. The effective tax rate for 1996 was 3.5%.

QUARTERLY RESULTS OF OPERATIONS

    The following table presents our operating results for each of the five quarters in the period ended March 31, 1999 as well as those results expressed as a percentage of total revenues. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read together with our audited financial statements and the related notes. These operating results are not necessarily indicative of the results of any future period.

                                                                            THREE MONTHS ENDED
                                                 -------------------------------------------------------------------------
                                                   MARCH 31,      JUNE 30,     SEPTEMBER 30,  DECEMBER 31,     MARCH 31,
                                                     1998           1998           1998           1998           1999
                                                 -------------  -------------  -------------  -------------  -------------
                                                                          (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenues.................................   $    23,681    $    27,874    $    29,112    $    30,938    $    33,695
Operating costs and expense:
  Cost of goods sold...........................        18,341         17,610         17,933         18,900         20,951
  Research, development and engineering........         4,424          5,075          4,568          4,917          4,594
  Selling, general and administrative..........         3,460          3,560          4,288          4,654          5,183
  Special charges..............................        10,220             --             --             --             --
                                                 -------------  -------------  -------------  -------------  -------------
    Total operating costs and expenses.........        36,445         26,245         26,789         28,471         30,728
    Income (loss) from operations..............       (12,764)         1,629          2,323          2,467          2,967
Other income, net..............................           474            441            567          1,002            525
                                                 -------------  -------------  -------------  -------------  -------------
  Income (loss) before income taxes............       (12,290)         2,070          2,890          3,469          3,492
Income tax expense.............................            --             65             29             --            279
                                                 -------------  -------------  -------------  -------------  -------------
      Net income (loss)........................   $   (12,290)   $     2,005    $     2,861    $     3,469    $     3,213
                                                 -------------  -------------  -------------  -------------  -------------
                                                 -------------  -------------  -------------  -------------  -------------

AS A PERCENTAGE OF TOTAL REVENUES:
Total revenues.................................         100.0%         100.0%         100.0%         100.0%         100.0%
Operating costs and expenses:
  Cost of goods sold...........................          77.4           63.2           61.6           61.1           62.2
  Research, development and engineering........          18.7           18.2           15.7           15.9           13.6
  Selling, general and administrative..........          14.6           12.8           14.7           15.0           15.4
  Special charges..............................          43.2            0.0            0.0            0.0            0.0
                                                 -------------  -------------  -------------  -------------  -------------
    Total operating costs and expenses.........         153.9           94.2           92.0           92.0           91.2
    Income (loss) from operations..............         (53.9)           5.8            8.0            8.0            8.8
Other income, net..............................           2.0            1.6            1.9            3.2            1.6
                                                 -------------  -------------  -------------  -------------  -------------
  Income (loss) before income taxes............         (51.9)           7.4            9.9           11.2           10.4
Income tax expense.............................           0.0            0.2            0.1            0.0            0.8
                                                 -------------  -------------  -------------  -------------  -------------
      Net income (loss)........................         (51.9)%          7.2%           9.8%          11.2%           9.6%
                                                 -------------  -------------  -------------  -------------  -------------
                                                 -------------  -------------  -------------  -------------  -------------

    Our revenues increased in each of the five quarters ended March 31, 1999. The overall growth trend reflects increasing demand for our wireless communications products and growing revenue from our Millimeter Wave Communications operation, partially offset by reduced demand for our telecommunications products. The lower gross margin of 22.6% in the three months ended March 31, 1998 was attributable to certain nonrecurring costs related to the relocation of our wafer fabrication and manufacturing facilities to our new Hillsboro facility. In connection with the relocation, we realized lower than expected yields on initial products manufactured in the new facility, lower than expected yields on products built in the old fabrication facility during final operation and equipment downtime on some equipment following transfer to the new facility. Thereafter, improvements in production yields and increased economies of scale associated with increased sales volume resulted in gross margins remaining relatively constant over the succeeding four quarters. Our research, development and engineering expense fluctuated from quarter to quarter primarily as a result of the level of expenditures for design activities. Selling, general and administrative expenses increased over the five quarters as sales volume increased and as we expanded our administrative and support functions. See "Risk Factors--Our operating results may fluctuate substantially."

    We expect that our quarterly operating results will continue to fluctuate in the future as a result of risk factors such as cancellation or delay of customer orders or shipments, our success in achieving design wins in which our products are designed into those of our customers, market acceptance of our products and those of our customers, and the variability of the life cycles of our customers' products. Any unfavorable changes in these or other factors could cause our results of operations to suffer as some of these factors have had in the past. Due to potential fluctuations, we believe that period to period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of our future performance.

LIQUIDITY AND CAPITAL RESOURCES

    We completed a follow-on public offering in September 1995 and raised approximately $48.1 million, net of offering expenses. In December 1993 and January 1994, we completed our initial public offering and raised approximately $16.7 million, net of offering expenses. In addition, we have funded our operations to date through other sales of equity, bank borrowing, equipment leases and cash flow from operations. As of March 31, 1999, we had working capital of approximately $46.6 million, including $27.5 million in cash, cash equivalents and investments.

    We have a $10.0 million unsecured revolving line of credit with a financial institution. Restrictive covenants included in the line of credit require us to maintain (a) a total liability to tangible net worth ratio of not more than 0.75 to 1.00, (b) a current ratio of not less than 1.75 to 1.00, (c) minimum tangible net worth greater than $82.2 million and (d) cash and investments, including restricted investments, greater than $45.0 million. As of March 31, 1999 we were in compliance with the restrictive covenants contained in this line of credit.


    In May 1996, we entered into a five year synthetic lease through a participation agreement with Wolverine Leasing Corp., Matisse Holding Company and United States National Bank of Oregon ("USNB"). The lease provides for the construction and occupancy of our headquarters and wafer fabrication facility in Hillsboro, Oregon under an operating lease from Wolverine and provides us with an option to purchase the property or renew our lease for an additional five years. Under the terms of the agreement, USNB and Matisse made loans to Wolverine, which in turn advanced the funds to us for the construction of the Hillsboro facility and other associated costs and expenses. The loan from USNB is collateralized by investment securities we have pledged. These investment securities are classified on our balance sheet as restricted securities. In addition, restrictive covenants in the participation agreement require us to maintain (a) a total liability to tangible net worth ratio of not more than 0.75 to 1.00, (b) minimum tangible net worth greater than $50.0 million and (c) cash and liquid investment securities, including restricted securities, greater than $45.0 million. As of March 31, 1999, we were in compliance with the covenants described above.


    In November 1997, we entered into a $1.5 million lease for land adjacent to our Hillsboro facility. Under the terms of that agreement, USNB provided loans to Matisse to purchase the land, and Matisse in turn leased it to us under a renewable one year lease agreement. The loan from USNB is partially collateralized by a guarantee from us. As of March 31, 1999, we were in compliance with the terms of the agreement.

    In January 1998, we acquired our Millimeter Wave Communications operation for approximately $19.5 million in cash and 1,266,919 shares of our common stock then valued at approximately $19.5 million. The cash portion of the purchase price was financed through an operating lease.

    The following table presents a summary of our cash flows:

                                                                                                THREE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,            MARCH 31,
                                                             --------------------------------  --------------------
                                                                1996       1997       1998       1998       1999
                                                             ----------  ---------  ---------  ---------  ---------
                                                                                 (IN THOUSANDS)
Net cash provided by operating activities..................  $    5,374  $   4,152  $  10,218  $   1,727  $   4,207
Net cash and cash equivalents provided (used) by investing
  activities...............................................     (25,687)     3,266    (10,874)    (4,812)    (4,751)
Net cash used by financing activities......................      (1,831)    (1,591)    (3,476)    (1,048)    (1,109)
                                                             ----------  ---------  ---------  ---------  ---------
Net increase (decrease) in cash and cash equivalents.......  $  (22,144) $   5,827  $  (4,132) $  (4,133) $  (1,653)
                                                             ----------  ---------  ---------  ---------  ---------
                                                             ----------  ---------  ---------  ---------  ---------

    Of the cash provided by operating activities for the three months ended March 31, 1999, net income was $3.2 million and an increase in accounts payable and accrued expenses was $3.3 million, which were offset by increases in accounts receivable and inventories of $2.9 million and $1.4 million. The cash used by operating activities for the three months ended March 31, 1998 related to an increase in accounts payable and accrued expenses of $4.1 million and an adjustment of $8.8 million related to the special charges associated with the acquisition of the Millimeter Wave Communications operation as an offset to the net loss of $12.3 million.

    The cash used by investing activities for the three months ended March 31, 1999 related to the purchase of $64.9 million of investments and $1.6 million of capital expenditures, offset in part by the sale or maturity of $61.8 million of investments. The cash used by investing activities for the three months ended March 31, 1998 related to the net purchase of investments of $3.5 million and capital expenditures of approximately $1.3 million.

    The cash used by financing activities for the three months ended March 31, 1999 related primarily to the payment of principal on capital leases and was offset in part by the issuance of common stock upon option exercises. The cash used by financing activities for the three months ended March 31, 1998 also related primarily to the payment of principal on capital leases and was offset in part by the issuance of common stock upon option exercises.

    Capital expenditures for the three months ended March 31, 1999 were approximately $1.6 million. During the quarter ended March 31, 1999, we did not establish any new capital leases. We anticipate that our capital equipment needs, including manufacturing and test equipment and computer hardware and software, will require additional expenditures of approximately $13.3 million during the remainder of 1999.


    We believe that our current cash and cash equivalent balances, together with cash anticipated to be generated from operations, anticipated financing arrangements and this offering, will satisfy our projected working capital and capital expenditure requirements, at a minimum, through the end of 2000. However, we may be required to finance any additional requirements through additional equity, debt financings or credit facilities. We may not be able to obtain additional financing or credit facilities, or if these funds are available, they may not be available on satisfactory terms.


RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also requires that changes in the derivative's fair value be recognized currently in results of operations unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. We do not expect SFAS No. 133 to have a significant impact on our consolidated financial statements.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET AND INTEREST RATE RISK

    We are exposed to minimal market risks. We manage the sensitivity of our results of operations to these risks by maintaining a conservative investment portfolio, which is comprised solely of highly-rated, short-term investments. We do not hold or issue derivative, derivative commodity instruments or other financial instruments for trading purposes. We are exposed to currency exchange fluctuations, as we sell our products internationally. We manage the sensitivity of our international sales by denominating all transactions in U.S. dollars.

    We are exposed to interest rate risk, as we use additional financing periodically to fund capital expenditures. The interest rate that we may be able to obtain on financings will depend on market conditions at that time and may differ from the rates we have secured in the past. Sensitivity of results of operations to market and interest rate risks is managed by maintaining a conservative investment portfolio.

YEAR 2000 READINESS

    Many information technology hardware and software systems, as well as other non-information technology equipment utilizing microprocessors, can accept only two digit entries in the date code field. To operate using dates after December 31, 1999, the date code fields will need to accept four digit entries to distinguish twenty-first century dates from twentieth century dates. This is commonly referred to as the "Year 2000" issue.


    STATE OF READINESS. We have initiated a comprehensive Year 2000 audit program, which consists of a six step plan to inventory and correct any non-compliant systems. We expect to complete this audit by October 1999. These six steps are: inventory, assessment, planning, remediation, testing and implementation. Our audit program encompasses a review of information technology systems used in our internal business as well as non-information technology systems such as manufacturing systems and building systems. It also includes an audit and evaluation of third party vendors, manufacturers and suppliers. We have completed the planning phase of our audit program and are currently in the remediation phase, for both information technology and non-information technology systems as well as third-party vendors, manufacturers and suppliers. Our products have no specific date functions or date dependencies and will operate according to specifications through the Year 2000 date rollover and thereafter.


    COSTS. We do not believe that the historical or anticipated costs of remediation have had, or will have, a material effect on our financial condition or results of operations. For information technology systems and most non-information technology systems, the costs of remediation have been or will be encompassed in the normal anticipated expenditures for maintenance contracts and version upgrades. We estimate total incremental cost of remediation at $150,000.

    RISK, CONTINGENCY PLANS AND REASONABLY LIKELY WORST CASE SCENARIO. While we rely heavily on our computer systems, software applications and other electronics containing date-sensitive, embedded technology as part of our business operations, the components upon which we primarily rely were developed with current state-of-the-art technology. Accordingly, we anticipate that our audit and remediation program will demonstrate that many of our high-priority systems do not present material Year 2000 compliance issues. For computer systems, software applications and other electronics containing date-sensitive embedded technology that have met our desired level of Year 2000 readiness, we will use our existing contingency plans to mitigate or eliminate problems we may experience if an unanticipated system failure were to occur. For components that have not met our desired level of readiness, specific contingency plans will be developed to determine the actions we would take if such a component failed. We will be better able to develop a contingency plan as we move through the testing phase of the audit program and as we continue to monitor progress of critical third-party vendors, manufacturers and suppliers. At the present time, we anticipate the development in the third quarter of 1999 of a contingency plan to respond to a worst case scenario. Because of our numerous systems and related components and the interdependency of these systems, it is possible that certain of our systems, or systems at entities that provide us services or goods may fail to operate in the year 2000. Our inability to become Year 2000 compliant on a timely basis or the failure of our systems or at an entity that provides services or goods to us may have a material impact on our future operating results or financial condition. See "Risk Factors--We face risks from the Year 2000 issue."

                                    BUSINESS

    THE FOLLOWING BUSINESS SECTION CONTAINS FORWARD LOOKING STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF TRIQUINT, WHICH INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING THOSE SET FORTH IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    TriQuint Semiconductor designs, develops, manufactures and markets a broad range of high performance analog and mixed signal integrated circuits for communications markets. Our integrated circuits are incorporated into a variety of communications products, including cellular phones and pagers, fiber optic telecommunications equipment, satellite communications systems, high performance data networking products and aerospace applications. We use our proprietary gallium arsenide technology to enable our products to overcome the performance barriers of silicon devices in a variety of applications. Gallium arsenide has inherent physical properties that allow its electrons to move up to five times faster than those of silicon. This higher electron mobility permits the manufacture of gallium arsenide integrated circuits that operate at much higher speeds than silicon devices, or operate at the same speeds with reduced power consumption. We sell our products worldwide to end user customers, including Alcatel, CellNet Data Systems, Ericsson, Hughes, Lucent, Motorola, Nokia, Nortel, QUALCOMM and Raytheon.

    We own and operate advanced wafer fabrication facilities and utilize proprietary processes designed to enable us to cost effectively produce analog and mixed signal integrated circuits in high volumes. We believe that control of wafer fabrication assures a reliable source of supply and provides greater opportunities to enhance quality and reliability and achieve manufacturing efficiency. In addition, this control can facilitate new process and product development and enables us to be more responsive to customer requirements. Our wafer fabrication capabilities have allowed us to establish a strategic foundry business serving leading communications companies. Our foundry business leverages our extensive library of proprietary analog and mixed signal cells and our advanced integrated circuit manufacturing processes.

TRIQUINT STRATEGY

    We are a leading supplier of high performance gallium arsenide integrated circuits for the wireless communications, telecommunications, data communications and aerospace markets. Our products incorporate our proprietary analog and mixed signal designs and our advanced gallium arsenide manufacturing processes to address a broad range of applications and customers. Key elements of our strategy include:

    FOCUSING ON ANALOG AND MIXED SIGNAL DESIGN EXCELLENCE. We have made substantial investments in our analog and mixed signal circuit design capabilities. Our design staff has specialized expertise to address the needs of each of our target markets. The foundation of our design resources is an extensive library of digital and analog cells and associated software tools and databases necessary to develop new products rapidly and cost effectively. We believe that our analog and mixed signal design capabilities provide us with a competitive advantage in designing and developing integrated circuits for standard or customer specific products in our target markets.


    CONTINUING TO SERVE CUSTOMERS ACROSS A BROAD ARRAY OF APPLICATIONS IN COMMUNICATIONS MARKETS. We offer a broad range of standard and customer specific integrated circuits, as well as manufacturing and design services, which address numerous end-user applications in a variety of communications markets. The breadth of our offerings resulted in the direct delivery of products and services to more than 380 customers during 1998. In addition, we had over 20 customers that each contributed $1.0 million or more to our revenues in 1998. We believe that our broad customer base and wide range of applications provide us with significant insights into future customer requirements, which facilitates the timely development of new products and services for our target markets. This enables us to participate in emerging communications markets.

    TARGETING HIGH GROWTH MARKETS WITH HIGH PERFORMANCE SOLUTIONS. We use our advanced proprietary gallium arsenide technology to produce high performance integrated circuits that are intended to overcome the performance limitations of silicon devices in the wireless communications, telecommunications, data communications and aerospace markets. We design and manufacture innovative analog and mixed signal products that provide high performance solutions for targeted applications within these growing markets. These applications require integrated circuits that have one or more attributes of gallium arsenide technology, such as low noise for superior signal quality, high speed for operation at higher frequencies and low power consumption for battery powered portability.

    OFFERING FOUNDRY SERVICES. We believe that our foundry capabilities are a key element in forming long-term partnerships with our customers and enable us to capitalize further on the growth in communications markets. We also believe many semiconductor companies are embracing a manufacturing outsourcing model and that, as a result, foundries will play an important role in the overall growth of the semiconductor industry. We believe our ability to offer both leading edge analog and mixed signal devices, as well as state-of-the-art gallium arsenide processes, is a key competitive advantage. We seek to continue to expand our foundry capabilities, including our integrated circuit manufacturing, post-fabrication and product engineering services, in order to meet the rigorous demands of our customers. For example, we have entered into agreements with a number of design firms to offer design services to our customers. These agreements enable us to enhance the value of our services without significantly increasing overhead. We currently provide foundry services for, among others, CellNet Data Systems, Ericsson, Lucent, Motorola and QUALCOMM.

    CAPITALIZING ON PARTNERSHIPS WITH INDUSTRY LEADERS IN OUR TARGET
MARKETS. We seek to continue to establish and maintain close working relationships with industry leaders in each of our target market segments. We also intend to establish strategic relationships with companies that provide access to new technologies, products and markets. We have relationships with leading manufacturers in our target markets such as Alcatel, Bosch, Ericsson, Hughes, Lucent, Nokia, Nortel, Philips and QUALCOMM.

TARGET MARKETS

    We focus on commercial and aerospace applications in the wireless communications, telecommunications, data communications and millimeter wave communication markets, which can benefit significantly from the performance of gallium arsenide and our analog and mixed signal design expertise.

    WIRELESS COMMUNICATIONS. Gallium arsenide design and manufacturing technologies are being used in commercial communications applications such as satellites, satellite receivers, wireless transceivers for data networks, wireless local area networks, cellular telephones and pagers.

    Frequency bands are allocated to the various wireless communications applications by government regulatory bodies throughout the world. The allocation is based, among other factors, upon the availability of unallocated frequency bands and the ability of equipment to operate effectively in these bands. As the lower frequency bands become fully allocated and congested, and the volume and rate of communications increases, the trend is toward the allocation and use of higher frequency bands. The speed of gallium arsenide technology makes it well suited for applications at these higher frequencies.

    The ability of gallium arsenide to operate at higher frequencies also makes it well suited for use in aerospace applications. In addition, other key performance advantages of gallium arsenide over silicon in key wireless communications system functions for both commercial and aerospace applications are improved signal reception and transmission, better signal processing in congested bands and greater power efficiency for longer battery life in portable applications.

    TELECOMMUNICATIONS. Gallium arsenide technologies are well suited for the growing markets and applications that require the transmission or manipulation of large amounts of information at high speeds with high data integrity. These applications typically require customer specific solutions. These applications include digital, analog and mixed signal functions and are found primarily in the telecommunications industry, but also include other industries such as instrumentation and aerospace. For many of these applications, we believe our products enable these systems to achieve superior performance.


    We believe that the increasing use of fiber optic cable in telecommunications and data communications systems has created a significant growth opportunity for our gallium arsenide products. Because data transmission rates in fiber optic cable can be many times greater than those of copper lines, a single fiber line can cost-effectively replace multiple copper lines. In order to take advantage of the potential cost advantages of fiber optic communications, information must be transmitted at higher rates generally achievable by using gallium arsenide products such as those manufactured by us.


    The telecommunications industry has established a series of standards that define transmission rates, protocols, signal quality and reliability. These standards include synchronous optical network, integrated services digital network and asynchronous transfer mode. Gallium arsenide integrated circuits address the performance requirements of these standards, as well as higher speed communication standards (2.48 gigabits per second and above).

    DATA COMMUNICATIONS. Data communications equipment is typically used to interconnect mainframe computers, clients and servers, workstations, disk storage arrays and other peripheral devices. Other applications that require transmission of large amounts of data at high speed include multimedia computing, supercomputing, multiprocessor systems, interactive computer aided design/ computer aided manufacturing, medical imaging and high speed, high resolution printing. As new applications requiring higher volume data transfer have proliferated, the use of gallium arsenide technology has also increased. Using our mixed signal technology, our products enable high speed data transmission with high data integrity.

    MILLIMETER WAVE COMMUNICATIONS. On January 13, 1998, we acquired from Raytheon TI Systems our Millimeter Wave Communications operation, which included substantially all of the assets of the monolithic microwave integrated circuit operations of Texas Instruments' former Defense Systems & Electronics Group. The Millimeter Wave Communications operation designs, develops, manufactures and markets advanced gallium arsenide integrated circuits that are used in commercial applications such as wireless and satellite communications as well as in aerospace systems.

    We provide products that are used in applications for the digital radio market. The point to point radio market is driven by expansion of the wireless telephone market, as these radios serve as the infrastructure to link the various remote towers to the switching centers. The point to multipoint radio market is being driven by local multipoint distribution systems for wireless distribution of phone, video and two-way data services and the growing demand for other high speed wireless networks.

CUSTOMERS

    We have a broad customer base of leading systems manufacturers. We shipped products or provided manufacturing services directly to more than 265 end user customers and distributors in 1998. Our largest customers include Nokia, which accounted for approximately 12.0%, and Raytheon, which accounted for approximately 11.7%, of our total revenues in 1998. In 1997, Nortel accounted for approximately 12.0% of our total revenues. No other single customer accounted for greater than 10% of total revenues during these periods.


    The following is a list of our customers that contributed $1.0 million or more to our revenues in 1998:


Alcatel                        Motorola
Ascend                         Nokia
Bosch                          Nortel
CellNet Data Systems           Northrop Grumman
Cisco Systems                  Philips
DSC Communications             QUALCOMM
Ericsson                       Raytheon
Hittite                        Rockwell
Hughes                         Stratus
Lucent                         Tellabs
Mini-Circuits

OPERATIONS

    Our Oregon wafer manufacturing facility is located in Hillsboro. We moved our executive, administrative, test and technical offices to this 124,000 square foot facility in the first quarter of 1997. The adjoining Hillsboro wafer fabrication facility consists of an additional 38,000 square feet, of which 17,000 square feet are operated as a class 10 performance clean room.

    Our Texas facility is located in Dallas. The Texas facility comprises approximately 100,000 square feet, of which 15,000 square feet are operated as a class 10 performance clean room. We sublease the Texas facility from Raytheon through July 10, 2002. Raytheon leases the premises from Texas Instruments. We have the right to renew our sublease of this facility for up to three additional five-year periods if Raytheon exercises its rights to renew its lease from Texas Instruments.

    Our research and development efforts are focused on the design of new integrated circuits, improvement of existing device performance, development of new processes, cost reductions in the manufacturing process and improvements in device packaging. Our research, development and engineering expenses were approximately $10.9 million in 1996, $11.5 million in 1997 and $19.0 million in 1998, and include nonrecurring engineering expenses funded by customers. Expenses in 1998 related to research, development and engineering increased substantially from the level incurred in 1997 primarily due to the inclusion of the new Millimeter Wave Communications operation. We expect that we will continue to spend substantial funds on research and development.

    As of March 31, 1999, we employed a total of 709 persons, including 328 in manufacturing, 255 employees engaged in activities related to process and product research and development, 20 in quality and reliability, 40 in marketing and sales and 66 in finance and administration. None of our employees are represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of June 18, 1999, and as adjusted to reflect the sale of common stock offered hereby by:

    - each stockholder known by us to own beneficially more than five percent of our common stock,

    - each of the executive officers named in the Summary Compensation Table set forth in our proxy materials on Schedule 14A incorporated by reference in this prospectus,

    - each of our directors, and

    - all directors and executive officers as a group.

    Except as otherwise noted below, the address of each person listed on the table is 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124.


    The table below assumes the underwriters do not exercise their over-allotment option. If the over-allotment option is exercised in full, we will sell an aggregate of 3,586,496 shares of common stock.


    We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after June 18, 1999, while those shares are not included for purposes of computing percentage ownership of any other person. Unless otherwise indicated, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.


                                                    SHARES OF COMMON STOCK                  SHARES BENEFICIALLY OWNED
                                                   BENEFICIALLY OWNED PRIOR    NUMBER OF
                                                          TO OFFERING            SHARES          AFTER OFFERING
                                                   -------------------------     BEING      -------------------------
NAME OF BENEFICIAL OWNER                             NUMBER     PERCENTAGE      OFFERED       NUMBER     PERCENTAGE
-------------------------------------------------  ----------  -------------  ------------  ----------  -------------
Lucent Technologies, Inc.(1).....................     991,588          6.7%       858,254            0           --
  600 Mountain Avenue
  Murray Hill, New Jersey 07974
Steven J. Sharp(2)...............................     263,866          1.8             --      263,866          1.5%
Edward C.V. Winn(3)..............................      81,937            *             --       81,937            *
Charles Scott Gibson(4)..........................      66,712            *             --       66,712            *
Bruce Fournier(5)................................      64,878            *             --       64,878            *
Walden Rhines(6).................................      54,000            *             --       54,000            *
J. David Pye(7)..................................      44,850            *             --       44,850            *
Edward F. Tuck(8)................................      43,500            *             --       43,500            *
Thomas V. Cordner(9).............................      28,270            *             --       28,270            *
Paul A. Gary(10).................................       5,025            *             --        5,025            *
All executive officers and directors as a
  group(13) persons(11)..........................     848,450          5.6%            --      848,450          4.6%


------------------------

   * Less than 1% of the outstanding shares of common stock.

 (1) We were advised in a Schedule 13D filed with the Securities and Exchange Commission on December 11, 1996 by Lucent Technologies, Inc. as follows:
     Lucent acquired sole voting and dispositive power over 991,588 shares of our common stock from AT&T Corp. on September 27, 1996. The interest in our common stock was transferred to Lucent from AT&T pursuant to the

     Separation and Distribution Agreement dated February 1, 1996 and Amended and Restated as of March 29, 1996 between AT&T, Lucent and NCR Corporation. Lucent's beneficial ownership of 991,588 shares includes 300,000 shares issuable pursuant to a presently exercisable warrants. Number of shares being offered reflects the exercise on a net exercise basis of the warrants to purchase 300,000 shares resulting in the issuance of 166,666 shares of common stock assuming a market price of $36.00 for the common stock.


 (2) Includes 246,625 shares issuable pursuant to options exercisable within 60 days of June 18, 1999.

 (3) Includes 75,436 shares issuable pursuant to options exercisable within 60 days of June 18, 1999.

 (4) Includes 7,500 shares held by Mr. Gibson's wife, 2,977 held in trust for Mr. Gibson's minor sons, 29,985 held in Trust by Mr. Gibson, and 24,000 shares issuable pursuant to options exercisable within 60 days of June 18, 1999.

 (5) Includes 60,274 shares issuable pursuant to options exercisable within 60 days of June 18, 1999.

 (6) Includes 3,000 shares held by Mr. Rhines' wife and daughter and 31,500 shares issuable pursuant to options exercisable within 60 days of June 18, 1999.

 (7) Represents 44,850 shares issuable pursuant to options exercisable within 60 days of June 18, 1999.

 (8) Includes 22,500 shares issuable pursuant to options exercisable within 60 days of June 18, 1999.

 (9) Includes 26,982 shares issuable pursuant to options exercisable within 60 days of June 18, 1999.

 (10) Mr. Gary is a former employee of the predecessor of Lucent, AT&T. Mr. Gary has no shared voting or investment control over the shares of our common stock held by Lucent. Mr. Gary does not represent Lucent on our board of directors.

 (11) Includes 706,014 shares issuable pursuant to options exercisable within 60 days of June 18, 1999.

                                  UNDERWRITING

    TriQuint, the selling stockholder and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares indicated in the following table at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. SG Cowen Securities Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Banc of America Securities LLC, CIBC World Markets Corp., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and U.S. Bancorp Piper Jaffray Inc., are the underwriters.


                                   NAME                                      NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
SG Cowen Securities Corporation............................................
Donaldson, Lufkin & Jenrette Securities Corporation........................
Banc of America Securities LLC.............................................
CIBC World Markets Corp....................................................
Dain Rauscher Wessels......................................................
U.S. Bancorp Piper Jaffray Inc.............................................
                                                                             -----------------
        Total..............................................................        3,865,000
                                                                             -----------------
                                                                             -----------------


    The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the common stock being offered by us if any shares are purchased, other than those covered by the over-allotment option described below.

    The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the common stock to securities dealers at that price less a concession not in excess of $ per share. Securities dealers may reallow a
concession not in excess of $      per share to other dealers. After the shares
of the common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.


    We have granted to the underwriters an option to purchase up to 579,750 additional shares of common stock at the public offering price set forth on the cover of this prospectus to cover over-allotments, if any. The option is exercisable for a period of 30 days. If the underwriters exercise their over-allotment option, the underwriters have severally agreed to purchase shares in approximately the same proportion as shown in the table above.


    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

    TriQuint and our directors and executive officers who hold an aggregate of 848,450 shares (including 706,014 shares issuable pursuant to options exercisable within 60 days of June 18, 1999) have agreed with the underwriters that for a period of 90 days following the date of this prospectus, without the prior written consent of SG Cowen Securities Corporation, they will not dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for common stock, except for an aggregate of 200,000 shares which may be sold by our executive officers and directors, not to exceed 40,000 shares to be sold by any individual officer or director.

    The underwriters may engage in over-allotment, stabilizing transactions, covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    We estimate that our out of pocket expenses for this offering will be approximately $500,000.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for TriQuint by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Pillsbury Madison & Sutro LLP, Palo Alto, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

                                    EXPERTS

    The consolidated financial statements and related consolidated financial statement schedule of TriQuint Semiconductor, Inc. as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, included herein and in the registration statement are included in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and in the registration statement and upon the authority of said firm as experts in accounting and auditing.

                     INFORMATION INCORPORATED BY REFERENCE

    The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the Commission or documents that we will file with the Commission in the future. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, until we close this offering, and the over-allotment option expires or is exercised. The documents we incorporate by reference are:

    1.  Our Annual Report on Form 10-K for the year ended December 31, 1998.

    2.  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.


    3. Our proxy materials on Schedule 14A as filed with the Commission on April 22, 1999.



    4. The description of our common stock contained in our registration statement on Form 8-A as filed with the Commission on October 21, 1993.



    5. The description of our common stock contained in our registration statement on Form 8-B as filed with the Commission on February 18, 1997.



    6. The description of our Preferred Share Purchase Rights contained in our registration statement on Form 8-A as filed with the Commission on July 24, 1998.


    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number: TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124; telephone number
(503) 615-9000.

                      WHERE YOU CAN FIND MORE INFORMATION


    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. The Commission also maintains an Internet Website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

    We have filed with the Commission a registration statement (which contains this prospectus) on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by us and the selling stockholder. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

                          TRIQUINT SEMICONDUCTOR, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Form of Independent Auditors' Report.......................................................................     F-2

Consolidated Balance Sheets as of December 31, 1997 and 1998 and March 31, 1999 (unaudited)................     F-3

Consolidated Statements of Operations for the years ended December 31, 1996, 1997 and 1998 and the three
  months ended March 31, 1998 and 1999 (unaudited).........................................................     F-4

Consolidated Statements of Stockholders' Equity for the years ended December 31, 1996, 1997 and 1998 and
  the three months ended March 31, 1999 (unaudited)........................................................     F-5

Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1997 and 1998 and the three
  months ended March 31, 1998 and 1999 (unaudited).........................................................     F-6

Notes to Consolidated Financial Statements.................................................................     F-7

    When the stock split effected in the form of a stock dividend referred to in note 6(a) of the notes to the consolidated financial statements has been consummated, we will render the following opinion.

                      FORM OF INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders

TriQuint Semiconductor, Inc.:

    We have audited the accompanying consolidated balance sheets of TriQuint Semiconductor, Inc. and subsidiary as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TriQuint Semiconductor, Inc. and subsidiary as of December 31, 1997 and 1998, and the results of its operations, and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

Portland, Oregon

February 11, 1999, except as to note 13
  which is as of February 26, 1999 and
  note 6(a) which is as of
  July   , 1999

                          TRIQUINT SEMICONDUCTOR, INC.

                          CONSOLIDATED BALANCE SHEETS

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                           DECEMBER 31,
                                                                       --------------------   MARCH 31,
                                                                         1997       1998        1999
                                                                       ---------  ---------  -----------
                                                                                             (UNAUDITED)
                               ASSETS
Current assets:
  Cash and cash equivalents..........................................  $  18,734  $  14,602   $  12,949
  Investments........................................................      5,729     11,460      14,591
  Trade accounts receivable, net.....................................     15,986     21,020      23,963
                                                                       ---------  ---------  -----------
                                                                          40,449     47,082      51,503
                                                                       ---------  ---------  -----------
  Inventories, net:
    Raw material.....................................................      2,776      5,066       6,236
    Work in process..................................................      7,708     10,749      11,496
    Finished goods...................................................      1,804      3,891       3,397
                                                                       ---------  ---------  -----------
                                                                          12,288     19,706      21,129
                                                                       ---------  ---------  -----------
  Prepaid expenses and other assets..................................      1,273      2,028       1,863
                                                                       ---------  ---------  -----------
      Total current assets...........................................     54,010     68,816      74,495
                                                                       ---------  ---------  -----------
Property, plant and equipment, net...................................     27,235     30,529      30,386
Other non-current assets, net........................................         11      1,798       1,707
Restricted investments...............................................     40,162     40,163      40,163
                                                                       ---------  ---------  -----------
      Total assets...................................................  $ 121,418  $ 141,306   $ 146,751
                                                                       ---------  ---------  -----------
                                                                       ---------  ---------  -----------
                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of capital lease and installment note
    obligations......................................................  $   5,045  $   4,934   $   5,132
  Accounts payable...................................................      8,737     10,027      11,933
  Other accrued liabilities..........................................      2,609      6,237       7,242
  Accrued payroll....................................................      2,439      3,124       3,554
                                                                       ---------  ---------  -----------
      Total current liabilities......................................     18,830     24,322      27,861

Capital lease and installment note obligations, less current
  installments.......................................................     12,550      9,369       8,012
                                                                       ---------  ---------  -----------
      Total liabilities..............................................     31,380     33,691      35,873
                                                                       ---------  ---------  -----------
Commitments and contingency

Stockholders' equity:
  Preferred stock, $.001 par value. Authorized 5,000,000 shares at
    December 31, 1997 and 1998, and March 31, 1999; none issued and
    outstanding at December 31, 1997 and 1998, and March 31, 1999....         --         --          --
  Common stock, $.001 par value. Authorized 25,000,000 shares at
    December 31, 1997 and 1998, and March 31, 1999; issued and outstanding 12,741,348, 14,327,670 and 14,354,823 shares at
    December 31, 1997 and 1998, and March 31, 1999, respectively.....         12         14          14
  Additional paid-in capital.........................................    112,048    133,578     133,628
  Accumulated deficit................................................    (22,022)   (25,977)    (22,764)
                                                                       ---------  ---------  -----------
      Total stockholders' equity.....................................     90,038    107,615     110,878
                                                                       ---------  ---------  -----------
      Total liabilities and stockholders' equity.....................  $ 121,418  $ 141,306   $ 146,751
                                                                       ---------  ---------  -----------
                                                                       ---------  ---------  -----------

          See accompanying notes to consolidated financial statements.

                          TRIQUINT SEMICONDUCTOR, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                                        THREE MONTHS ENDED MARCH
                                                     YEAR ENDED DECEMBER 31,                      31,
                                             ----------------------------------------  --------------------------
                                                 1996          1997          1998          1998          1999
                                             ------------  ------------  ------------  ------------  ------------
                                                                                              (UNAUDITED)
Total revenues.............................  $     59,526  $     71,367  $    111,605  $     23,681  $     33,695

Operating costs and expenses:
  Cost of goods sold.......................        34,258        40,028        72,784        18,341        20,951
  Research, development and engineering....        10,858        11,518        18,984         4,424         4,594
  Selling, general and administrative......        10,975        14,188        15,962         3,460         5,183
  Special charges..........................            --            --        10,220        10,220            --
                                             ------------  ------------  ------------  ------------  ------------
    Total operating costs and expenses.....        56,091        65,734       117,950        36,445        30,728
                                             ------------  ------------  ------------  ------------  ------------
    Income (loss) from operations..........         3,435         5,633        (6,345)      (12,764)        2,967
                                             ------------  ------------  ------------  ------------  ------------
Other income (expense):
  Interest income..........................         3,460         3,497         3,375           857           791
  Interest expense.........................        (1,015)       (1,463)       (1,454)         (379)         (313)
  Other, net...............................           638            83           563            (4)           47
                                             ------------  ------------  ------------  ------------  ------------
                                                    3,083         2,117         2,484           474           525
                                             ------------  ------------  ------------  ------------  ------------
    Income (loss) before income taxes......         6,518         7,750        (3,861)      (12,290)        3,492

Income tax expense.........................           231           890            94            --           279
                                             ------------  ------------  ------------  ------------  ------------
    Net income (loss)......................  $      6,287  $      6,860  $     (3,955) $    (12,290) $      3,213
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
Per share data:
  Net income (loss):
    Basic..................................  $       0.52  $       0.55  $      (0.28) $      (0.89) $       0.22
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
    Diluted................................  $       0.48  $       0.50  $      (0.28) $      (0.89) $       0.21
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
  Weighted average shares:
    Basic..................................    12,066,872    12,559,965    14,099,484    13,867,116    14,338,940
    Diluted................................    13,144,076    13,662,323    14,099,484    13,867,116    15,148,643

          See accompanying notes to consolidated financial statements.

                          TRIQUINT SEMICONDUCTOR, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                               PREFERRED STOCK             COMMON STOCK         ADDITIONAL
                                           ------------------------  -------------------------   PAID-IN    ACCUMULATED
                                             SHARES       AMOUNT        SHARES       AMOUNT      CAPITAL      DEFICIT
                                           -----------  -----------  ------------  -----------  ----------  ------------
Balance, December 31, 1995...............          --    $      --     11,894,822   $      12   $  107,801   $  (35,169)

Issuance of common stock under option
  plans and warrant exercises............          --           --        356,198          --          897           --
Issuance of common stock under stock
  purchase plan..........................          --           --         34,168          --          264           --
Tax benefit of stock option exercises....          --           --             --          --          154           --
Net income...............................          --           --             --          --           --        6,287
                                                  ---        -----   ------------       -----   ----------  ------------
Balance, December 31, 1996...............          --           --     12,285,188          12      109,116      (28,882)
Issuance of common stock under option
  plans and warrant exercises............          --           --        384,114          --        1,428           --
Issuance of common stock under stock
  purchase plan..........................          --           --         72,046          --          996           --
Tax benefit of stock option exercises....          --           --             --          --          508           --
Net income...............................          --           --             --          --           --        6,860
                                                  ---        -----   ------------       -----   ----------  ------------
Balance, December 31, 1997...............          --           --     12,741,348          12      112,048      (22,022)
Issuance of common stock under option
  plans and warrant exercises............          --           --        152,759          --          498           --
Issuance of common stock under stock
  purchase plan..........................          --           --        166,644          --        1,924           --
Issuance of common stock for acquisition
  of Millimeter Wave Communications
  operation..............................          --           --      1,266,919           2       19,108           --
Net loss.................................          --           --             --          --           --       (3,955)
                                                  ---        -----   ------------       -----   ----------  ------------
Balance, December 31, 1998...............          --           --     14,327,670          14      133,578      (25,977)
Issuance of common stock under option
  plans and warrant exercises
  (unaudited)............................          --           --         27,153          --           50           --
Net income (unaudited)...................          --           --             --          --           --        3,213
                                                  ---        -----   ------------       -----   ----------  ------------
Balance, March 31, 1999 (unaudited)......          --    $      --     14,354,823   $      14   $  133,628   $  (22,764)
                                                  ---        -----   ------------       -----   ----------  ------------
                                                  ---        -----   ------------       -----   ----------  ------------

                                              TOTAL
                                           STOCKHOLDERS'
                                              EQUITY
                                           ------------
Balance, December 31, 1995...............   $   72,644
Issuance of common stock under option
  plans and warrant exercises............          897
Issuance of common stock under stock
  purchase plan..........................          264
Tax benefit of stock option exercises....          154
Net income...............................        6,287
                                           ------------
Balance, December 31, 1996...............       80,246
Issuance of common stock under option
  plans and warrant exercises............        1,428
Issuance of common stock under stock
  purchase plan..........................          996
Tax benefit of stock option exercises....          508
Net income...............................        6,860
                                           ------------
Balance, December 31, 1997...............       90,038
Issuance of common stock under option
  plans and warrant exercises............          498
Issuance of common stock under stock
  purchase plan..........................        1,924
Issuance of common stock for acquisition
  of Millimeter Wave Communications
  operation..............................       19,110
Net loss.................................       (3,955)
                                           ------------
Balance, December 31, 1998...............      107,615
Issuance of common stock under option
  plans and warrant exercises
  (unaudited)............................           50
Net income (unaudited)...................        3,213
                                           ------------
Balance, March 31, 1999 (unaudited)......   $  110,878
                                           ------------
                                           ------------


          See accompanying notes to consolidated financial statements.

                          TRIQUINT SEMICONDUCTOR, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                THREE MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,           MARCH 31,
                                                              -------------------------------  --------------------
                                                                1996       1997       1998       1998       1999
                                                              ---------  ---------  ---------  ---------  ---------
                                                                                                   (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).........................................  $   6,287  $   6,860  $  (3,955) $ (12,290) $   3,213
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
      Depreciation and amortization.........................      3,068      4,249      5,889      1,375      1,837
      Non-cash special charge...............................         --         --      8,820      8,820         --
      (Gain) loss on sale of assets.........................       (728)       (32)      (475)         4         --
      Change in assets and liabilities:
        Receivables.........................................     (4,614)    (3,984)       939     (1,679)    (2,943)
        Inventories.........................................     (1,141)    (2,438)    (2,795)       446     (1,423)
        Prepaid expenses and other assets...................        (79)      (710)       (66)       671        182
        Accounts payable....................................      2,637       (896)      (453)     4,053      3,341
        Other accrued liabilities...........................        (56)     1,103      2,314        327         --
                                                              ---------  ---------  ---------  ---------  ---------
            Net cash provided by operating activities.......      5,374      4,152     10,218      1,727      4,207
                                                              ---------  ---------  ---------  ---------  ---------
Cash flows from investing activities:
    Purchase of investments.................................    (97,266)   (42,410)   (67,993)   (65,168)   (64,892)
    Sale of investments.....................................     75,415     46,290     62,262     61,653     61,761
    Decrease (increase) in restricted cash..................       (504)       504         --         --         --
    Capital expenditures....................................     (4,060)    (1,388)    (5,618)    (1,297)    (1,620)
    Proceeds from sale of assets............................        728        270        475         --         --
                                                              ---------  ---------  ---------  ---------  ---------
            Net cash provided (used) by investing
              activities....................................    (25,687)     3,266    (10,874)    (4,812)    (4,751)
                                                              ---------  ---------  ---------  ---------  ---------
Cash flows from financing activities:
  Principal payments under capital lease and installment
    note obligations........................................     (2,992)    (4,015)    (5,508)    (1,468)    (1,159)
  Issuance of common stock, net.............................      1,161      2,424      2,032        420         50
                                                              ---------  ---------  ---------  ---------  ---------
            Net cash used by financing activities...........     (1,831)    (1,591)    (3,476)    (1,048)    (1,109)
                                                              ---------  ---------  ---------  ---------  ---------
            Net increase (decrease) in cash and cash
              equivalents...................................    (22,144)     5,827     (4,132)    (4,133)    (1,653)
Cash and cash equivalents at beginning of year..............     35,051     12,907     18,734     18,734     14,602
                                                              ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents at end of year....................  $  12,907  $  18,734  $  14,602  $  14,601  $  12,949
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
Supplemental disclosures of cash flow information:
  Cash paid for:
    Interest................................................  $   1,015  $   1,489  $   1,452  $     410  $     295
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
    Income taxes............................................  $      20  $      54  $       4  $      --  $      94
                                                              ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------
Supplemental schedule of non-cash investing and financing
  activities:
    Purchase of assets through capital lease and installment
      notes.................................................  $   6,535  $   8,346  $   2,216  $   2,216  $      --
    Tax benefit of stock option exercises...................        154        508         --
    Recorded in acquisition of Millimeter Wave:
      Receivables...........................................         --         --      5,973      5,973         --
      Inventories...........................................         --         --      4,623      4,623         --
      Prepaid expenses and other assets.....................         --         --      2,839      2,839         --
      Equipment.............................................         --         --        987        987         --
      Accounts payable......................................         --         --      1,743      1,743         --
      Accrued liabilities...................................         --         --      1,999      1,999         --
      Common stock..........................................         --         --     19,500     19,500         --

          See accompanying notes to consolidated financial statements.

                          TRIQUINT SEMICONDUCTOR, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         DECEMBER 31, 1996, 1997 AND 1998, AND MARCH 31, 1998 AND 1999

        (INFORMATION AS OF MARCH 31, 1999 AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) DESCRIPTION OF THE COMPANY

    TriQuint Semiconductor, Inc. (the Company) is a leading supplier of high performance gallium arsenide integrated circuits for the wireless communications, telecommunications, data communications and aerospace markets. The Company's products incorporate its proprietary analog and mixed signal design and its advanced gallium arsenide manufacturing processes to address a broad range of applications and customers.

    (B) PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant inter-company accounts and transactions are eliminated in consolidation.

    (C) MANAGEMENT ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (D) REVENUE RECOGNITION

    Standard product revenue is recognized upon shipment of product. The Company recognizes revenue on foundry and customer-specific products based on certain design, manufacturing and other milestones. The Company recognizes revenue on cost plus contracts as work is performed.

    (E) CASH EQUIVALENTS

    The Company considers all highly liquid debt and equity instruments purchased with an original maturity of three months or less to be cash equivalents.

    (F) INVESTMENTS

    The Company's investments, both restricted and unrestricted, are comprised of medium term corporate notes, commercial paper and market auction preferred stock and have been classified as available-for-sale securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. The carrying value of available-for-sale securities approximates fair value.

    (G) TRADE ACCOUNTS RECEIVABLE

    Trade accounts receivable are shown net of allowance for doubtful accounts of $196 and $262 at December 31, 1997 and 1998, respectively.

                          TRIQUINT SEMICONDUCTOR, INC.

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

    (H) INVENTORIES

    Inventories are stated at the lower of cost (approximates actual cost on a first-in, first-out basis) or market (net realizable value). Inventories are shown net of a valuation reserve of $1,324, $2,422 and $2,612 at December 31, 1997 and 1998, and March 31, 1999, respectively.

    (I) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are recorded at cost. Machinery and equipment under capital leases are stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value of the leased assets at the inception of the lease.

    Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are as follows: five years for machinery and equipment, furniture and fixtures and computer equipment; three to seven years for leasehold improvements; and ten years for buildings. Leasehold improvements are amortized over the shorter of the estimated life of the asset or the term of the related lease. Depreciation begins on assets in process at the time the related assets are placed in service. Maintenance and repairs are expensed as incurred.

    (J) RESEARCH AND DEVELOPMENT COSTS

    The Company charges all research and development costs associated with the development of new products to expense when incurred.

    Engineering and design costs related to revenues on non-recurring engineering services billed to customers are classified as research, development and engineering expense. Additionally, certain related contract engineering costs are also included in research, development and engineering expense.

    (K) COMPREHENSIVE INCOME

    Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, REPORTING COMPREHENSIVE INCOME. The objective of SFAS No. 130 is to report all changes in equity that result from transactions and economic events other than transactions with owners. There is no difference between net income (loss) and comprehensive income (loss) for any of the periods presented.

    (L) NET INCOME PER SHARE

    The Company has adopted SFAS No. 128, EARNINGS PER SHARE. SFAS No. 128 requires presentation of basic and diluted net income per share. Basic net income per share is net income available to common stockholders divided by the weighted-average number of common shares outstanding. Diluted net income per share is similar to basic except that the denominator includes potential common shares

                          TRIQUINT SEMICONDUCTOR, INC.

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

that, had they been issued, would have had a dilutive effect. The reconciliation of shares used to calculate basic and diluted income per share consists of the following:

                                                           DECEMBER 31,                        MARCH 31,
                                             ----------------------------------------  --------------------------
                                                 1996          1997          1998          1998          1999
                                             ------------  ------------  ------------  ------------  ------------
                                                                                              (UNAUDITED)
Basic weighted average shares of common
  stock....................................    12,066,872    12,559,965    14,099,484    13,867,116    14,338,940

Effect of dilutive securities:
    Stock options and warrants.............     1,077,204     1,102,358            --            --       809,703
                                             ------------  ------------  ------------  ------------  ------------
Diluted weighted average shares of common
  stock....................................    13,144,076    13,662,323    14,099,484    13,867,116    15,148,643
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------

    Common stock equivalents related to stock options and warrants totaling 395,976, 56,358, 664,247, 879,504 and 849,305 are anti-dilutive and, therefore, were not included in the diluted per share calculation for the years ended December 31, 1996, 1997 and 1998, and for the three month periods ended March 31, 1998 and 1999, respectively.

    (M) INCOME TAXES

    The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

    (N) FINANCIAL INSTRUMENTS

    The carrying amount of cash equivalents, investments, trade accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments. The fair value of long-term borrowings was estimated by discounting the future cash flows using market interest rates and does not differ significantly from that reflected in the accompanying financial statements.

    Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

    (O) STOCK OPTION PLANS

    The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company also applies SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per

                          TRIQUINT SEMICONDUCTOR, INC.

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied.

    (P) RECLASSIFICATIONS

    Certain reclassifications have been made to the 1996 and 1997 statements to conform with the 1998 presentation.

    (Q) UNAUDITED QUARTERLY INFORMATION

    The financial statements and related notes as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of the financial condition, results of operations and cash flows of the Company. The operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999.

(2) MILLIMETER WAVE COMMUNICATIONS ACQUISITION

    On January 13, 1998, the Company acquired substantially all of the assets of the Millimeter Wave Communications operation of Texas Instruments' former Defense Systems and Electronics Group from Raytheon TI Systems, Inc. (RTIS), a Delaware corporation and a wholly-owned subsidiary of Raytheon company. The Millimeter Wave Communications business designs, develops, manufactures and markets advanced GaAs MMIC products which are used in defense and commercial applications. Pursuant to an Asset Purchase Agreement (the Agreement) with RTIS, the Company acquired the Millimeter Wave Communications business for approximately $19,500 in cash and 1,266,919 shares of the Company's common stock then valued at approximately $19,500 for total purchase consideration of approximately $39,000. The cash portion of the purchase price was financed through an operating lease arrangement involving certain assets pursuant to the Agreement.

    The following table presents the purchase price allocations associated with this acquisition:

Tangible assets....................................................  $  28,048
Workforce in place and purchased technology........................      2,132
In-process research and development................................      8,820
                                                                     ---------
                                                                     $  39,000
                                                                     ---------
                                                                     ---------

    Workforce in place and purchased technology, classified as other non-current assets, are amortized on a straight line basis over 7 years, and are shown net of related accumulated amortization of $0 and $362 at December 31, 1997 and 1998, respectively.

    The Company allocated the purchase price based on the fair value of the net tangible and intangible assets acquired. In performing this allocation, the Company considered, among other factors, the research and development projects in process at the date of acquisition. Millimeter Wave Communication's in-process research and development program consisted of the development of its advanced pHEMT and HBT processes for millimeter wave applications (the projects). At the date of the acquisition, Millimeter Wave Communications' research and development was not complete and total continuing research and development commitments to complete the projects were expected to be approximately $11.0 million. The projects were anticipated to be successfully completed within three to four years of the acquisition date. The value assigned to purchased in-process research and

                          TRIQUINT SEMICONDUCTOR, INC.

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

development was determined by estimating the costs to develop Millimeter Wave Communications' purchased in-process research and development into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present value. In estimating the value of qualifying in-process research and development, a stage of completion factor was applied to exclude cash flows related to development efforts not yet underway. A discount rate of 75% was used for valuing the in-process research and development and is intended to be commensurate with rates of return demanded by venture capital investors for investments in start-up companies with similar risks to those of the in-process products. Additionally, the projects will require maintenance expenditures if and when they reach a state of technological and commercial feasibility.

    The pro forma results shown below assume the acquisition described above occurred as of the beginning of the earliest year presented, and exclude special charges for in-process research and development totaling $8,820:

                                                                          YEAR ENDED DECEMBER
                                                                                  31,
                                                                         ---------------------
                                                                           1997        1998
                                                                         ---------  ----------
Revenues...............................................................  $  95,170  $  112,407
Net income.............................................................      4,383       4,417
Diluted net income per share...........................................  $    0.29  $     0.31

    The pro forma results are not necessarily indicative of what actually would have occurred had the acquisition been in effect for the periods presented. In addition, they are not intended to be a projection of future results that may be achieved from the combined operations.

(3) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consist of the following:

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1997       1998
                                                                          ---------  ---------
Machinery and equipment.................................................  $  40,834  $  47,539
Leasehold improvements..................................................        424      2,507
Building and equipment..................................................         --        103
Furniture and fixtures..................................................      1,556      1,657
Computer equipment......................................................      9,893     11,841
Assets in process.......................................................     10,058      7,192
Other...................................................................        618        619
                                                                          ---------  ---------
                                                                             63,383     71,458
Less accumulated depreciation and amortization..........................     36,148     40,929
                                                                          ---------  ---------
                                                                          $  27,235  $  30,529
                                                                          ---------  ---------
                                                                          ---------  ---------

(4) CAPITAL LEASE AND INSTALLMENT NOTE OBLIGATIONS

    At December 31, 1997 and 1998, the Company had outstanding $7,595 and $14,303, respectively of capital leases and installment notes with interest rates ranging from 7.9% to 9.9%. The notes are payable in monthly installments of principal and interest through 2003 and are secured by equipment with a net book value of $16,991 and $14,002 at December 31, 1997 and 1998, respectively.

                          TRIQUINT SEMICONDUCTOR, INC.

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

    Additionally, the Company leases certain equipment under capital and operating leases. The future minimum lease payments under installment notes and non-cancelable leases as of December 31, 1998 are as follows:

                                                                        INSTALLMENT
                                                                         NOTES AND
                                                                          CAPITAL     OPERATING
                                                                          LEASES       LEASES
                                                                        -----------  -----------
Year ending:
  1999................................................................   $   5,944    $  10,024
  2000................................................................       5,181        5,485
  2001................................................................       3,091        3,195
  2002................................................................       1,705        1,024
  2003................................................................         389           --
                                                                        -----------  -----------
          Total.......................................................      16,310    $  19,728
                                                                                     -----------
                                                                                     -----------
Less amounts representing interest....................................       2,007
                                                                        -----------
          Present value of minimum payments...........................      14,303
                                                                        -----------
Less current installments.............................................       4,934
                                                                        -----------
                                                                         $   9,369
                                                                        -----------
                                                                        -----------

    Balances applicable to capital leases and installment notes, which are included in machinery and equipment, are summarized as follows:

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1997       1998
                                                                          ---------  ---------
Machinery and equipment.................................................  $  24,922  $  26,149
Less accumulated amortization...........................................      7,931     12,147
                                                                          ---------  ---------
                                                                          $  16,991  $  14,002
                                                                          ---------  ---------
                                                                          ---------  ---------

    Rent expense under operating leases was $1,065, $2,736 and $9,779 during the years ended December 31, 1996, 1997 and 1998, respectively.

    The Company entered into a five year agreement to construct and lease an office building and fabrication facility in Hillsboro, Oregon (Hillsboro Facility) in 1996. Rent obligations began in February of 1997 and are equal to the lessor's debt service costs. At the end of the lease term, the Company may
(i) renew the lease for up to five additional years, (ii) exercise its purchase option, or (iii) cause the leased assets to be sold to a third party whereby the Company guarantees up to a maximum of 85% of the original cost. The future minimum lease payments stated above exclude any payments required at the end of the lease term.

    As part of the above lease, the Company restricted $40,163 of its securities as collateral for specified obligations of the lessor under the lease. These securities will be restricted as to withdrawal and will be managed by the Company subject to certain limitations under its investment policy. In addition, the Company must maintain a minimum consolidated tangible net worth of $50 million, total liabilities to net worth ratio equal to or less than 0.75 to 1.00 and maintain cash and liquid investments, including restricted investments, greater than $45 million.

                          TRIQUINT SEMICONDUCTOR, INC.

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

    In November 1997, the Company entered into a $1,500 lease agreement for additional property adjacent to its Hillsboro Facility. Pursuant to the terms of that agreement, the transaction is partially collateralized by a guarantee from the Company.

    In 1997 and 1998, the Company entered into two-year agreements to lease equipment in Dallas, Texas and Hillsboro, Oregon. Rent obligations are equal to the lessor's debt service costs and will expire at the end of the initial lease terms. At the end of the lease terms, the Company may (i) renew the leases for up to three additional years, (ii) exercise its purchase options, or (iii) cause the equipment to be sold to a third party whereby the Company guarantees residual values to the lessor. The future minimum lease payments stated above exclude any payments required at the end of the lease term. The Company intends to renew the leases for three additional years at the end of each initial lease term.

(5) DEBT

    The Company has a line of credit agreement for general corporate purposes with a commercial bank. The agreement is unsecured, and provides for aggregate borrowings of $10,000. The interest rate is based on three pricing options (LIBOR, bankers' acceptance, and prime) plus an interest rate spread which is determined quarterly based on the Company's ratio of total liabilities to tangible net worth. Interest is payable periodically with maturity set at May 31, 2000. No amount was outstanding on the line of credit at December 31, 1997 or 1998. The line of credit is subject to loan covenants for which the Company was in compliance at December 31, 1997 and 1998.

                          TRIQUINT SEMICONDUCTOR, INC.

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

(6) STOCKHOLDERS' EQUITY

    (A) STOCK SPLIT EFFECTED IN THE FORM OF A STOCK DIVIDEND

    On June 10, 1999, the Board of Directors approved a three-for-two stock split of the outstanding common shares to be effected in the form of a stock dividend on July 2, 1999 to stockholders of record as of June 22, 1999. Common share and per share data for all periods presented in the accompanying financial statements have been adjusted to give effect to the stock split effected in the form of a stock dividend.

    (B) STOCK OPTION PLANS AND EMPLOYEE STOCK PURCHASE PLANS


    Under the 1987 and 1996 Stock Incentive Programs and the 1998 Nonstatutory Stock Option Plan (the Plans), the Company has authorized the issuance of 2,846,652, 1,875,000 and 750,000 common shares, respectively, of which a total of 454,322 shares were available to grant at December 31, 1998. The Plans provide for the grant of incentive stock options to officers and other employees of the Company or any parent or subsidiary, and non-qualified stock options to officers and other employees of the Company, directors, and consultants of the Company. Subject to the discretion of the Board of Directors, options granted under the Plans generally vest and become exercisable at the rate of 28% at the end of the first year, and thereafter at a rate of 2% per month and have a ten-year term.


    The exercise price of all incentive stock options granted under the Plans must be at least equal to the fair market value of the shares on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The exercise price of all non-statutory stock options granted under the Plans must be at least 50% of the fair market value of the common stock on the date of grant. However, it is the Company's practice to issue options at fair market value. The terms of all options granted under the Plans may not exceed ten years.


    Under the 1992 and 1998 Employee Stock Purchase Plans (the "Purchase Plans"), the Company has authorized the issuance of 900,000 common shares, of which 627,141 were available for issuance at December 31, 1998. The Purchase Plans allow eligible employees to purchase the Company's common stock through payroll deductions, which may not exceed 15% of an employee's base compensation, not to exceed $25 per year, including commissions, bonuses and overtime, at a price equal to 85% of the lower of the fair value at the beginning or end of each enrollment period.

                          TRIQUINT SEMICONDUCTOR, INC.

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

    The fair value of each stock based compensation award is estimated on the date of grant using the Black-Scholes option pricing model assuming no dividend yield and the following weighted average assumptions for stock based compensation awards during the years ended December 31:

                                                                              STOCK OPTION PLANS
                                                                     -------------------------------------
                                                                        1996         1997         1998
                                                                     -----------  -----------  -----------
Risk-free interest rate............................................         6.3%         6.2%         5.2%
Expected lives in years............................................           5            5            5
Expected volatility................................................          75%          78%          62%

                                                                                EMPLOYEE STOCK
                                                                                PURCHASE PLANS
                                                                     -------------------------------------
                                                                        1996         1997         1998
                                                                     -----------  -----------  -----------
Risk-free interest rate............................................         5.3%         5.1%         4.8%
Expected lives in years............................................         0.5          0.5          0.5
Expected volatility................................................          57%          56%          66%

    The weighted average fair value of stock based compensation awards under the various plans are as follows for the years ended December 31:

                                                                              1996         1997         1998
                                                                              -----        -----        -----
Stock Option Plans.......................................................   $       7    $      11    $       7
Employee Stock Purchase Plans............................................   $       3    $      10    $       4

    The Company applies APB Opinion No. 25 in accounting for its Plans and, accordingly, no compensation cost has been recognized for its stock based compensation awards in the financial statements. Had the Company determined compensation cost based on the fair value at the date of grant for its stock based compensation awards under SFAS No. 123, the Company's net (loss) income would have changed to the pro forma amounts indicated below:

                                                                                YEAR ENDED DECEMBER 31,
                                                                            -------------------------------
                                                                              1996       1997       1998
                                                                            ---------  ---------  ---------
Net income (loss)
  As reported.............................................................  $   6,287  $   6,860  $  (3,955)
  Pro forma...............................................................      5,481      4,136     (8,314)

Net income per share:
Basic
  As reported.............................................................       0.52       0.55      (0.28)
  Pro forma...............................................................       0.45       0.33      (0.59)

Diluted
  As reported.............................................................       0.48       0.50      (0.28)
  Pro forma...............................................................       0.42       0.30      (0.59)

    Pro forma net income (loss) reflects only stock based compensation awards granted in 1998, 1997 and 1996. Therefore, the full impact of calculating compensation cost for stock based compensation awards under SFAS No. 123 is not reflected in the pro forma net income (loss) amounts presented above because compensation cost is reflected over the option's vesting period of four years and

                          TRIQUINT SEMICONDUCTOR, INC.

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

compensation cost for options granted prior to January 1, 1996 is not considered and additional stock based compensation awards are anticipated in future years.

    Activity under the Company's stock option plans is as follows:

                                                                                               WEIGHTED-
                                                                                   NUMBER       AVERAGE
                                                                                     OF        EXERCISE
                                                                                   SHARES        PRICE
                                                                                 -----------  -----------
Options outstanding at December 31, 1995.......................................    1,708,074   $    3.69

Options:
  Granted......................................................................      407,639       12.00
  Exercised....................................................................     (356,198)       2.57
  Canceled.....................................................................     (128,225)       7.39
                                                                                 -----------
Options outstanding at December 31, 1996.......................................    1,631,290        5.72

Options:
  Granted......................................................................    1,022,282       15.89
  Exercised....................................................................     (384,114)       3.74
  Canceled.....................................................................     (208,176)      17.11
                                                                                 -----------
Options outstanding at December 31, 1997.......................................    2,061,282        9.96

Options:
  Granted......................................................................    2,431,751       12.75
  Exercised....................................................................     (152,759)       3.25
  Canceled.....................................................................   (1,185,255)      15.02
                                                                                 -----------
Options outstanding at December 31, 1998.......................................    3,155,019   $   10.54
                                                                                 -----------
                                                                                 -----------

    In September 1998, the Compensation Committee of the Board of Directors adopted a resolution to offer employees holding stock options for 1,324,818 shares the opportunity to exchange their existing stock options for new stock options. The exchange allowed employees to receive options for the same number of shares at $10.75 per share, which exceeded the market price during the employee decision period, instead of an average original exercise price of $14.75. The new options vest over one to four years. The offer was made because the Board of Directors believed the lower priced options provide greater retention advantage and incentive. Options for directors and officers were not repriced. Option holders elected to exchange options covering 1,056,941 shares, which is included as both options granted and canceled during 1998 in the preceding table.

                          TRIQUINT SEMICONDUCTOR, INC.

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

    The following table summarizes information concerning stock options outstanding and exercisable at December 31, 1998:

                           NUMBER       WEIGHTED-                   NUMBER
                        OUTSTANDING      AVERAGE     WEIGHTED-   EXERCISABLE   WEIGHTED-
                           AS OF        REMAINING     AVERAGE       AS OF       AVERAGE
       RANGE OF         DECEMBER 31,   CONTRACTUAL    EXERCISE   DECEMBER 31,   EXERCISE
   EXERCISE PRICES          1998          LIFE         PRICE         1998        PRICE
----------------------  ------------  -------------  ----------  ------------  ----------
$     0.9333 -  4.2500      593,649          5.04    $   3.4734      578,999   $   3.4558
      4.3333 - 10.5833      230,747          6.91        8.2950      176,501       8.1252
     10.6667 - 10.7500    1,066,361          9.73       10.7499       15,246      10.7500
     10.7917 - 14.0000      804,789          9.08       12.7915      127,139      12.8251
     14.1667 - 26.7083      459,474          7.34       16.3341      154,046      17.1863
                        ------------          ---    ----------  ------------  ----------
$     0.9333 - 26.7083    3,155,019          8.13    $  10.5353    1,051,929   $   7.4881
                        ------------          ---    ----------  ------------  ----------
                        ------------          ---    ----------  ------------  ----------

    (C) WARRANTS

    On August 31, 1993, the Company issued a warrant to purchase up to 187,500 shares of common stock at $16.00 per share which is exercisable through August 2000. On December 19, 1994, the Company issued an additional warrant to purchase up to 112,500 shares of common stock at $16.00 per share which is exercisable through December 2001.

    (D) PREFERRED SHARES RIGHTS AGREEMENT

    On June 30, 1998, the Company adopted a Preferred Shares Rights Agreement (the "Agreement"). Pursuant to the Agreement, rights were distributed as a dividend at the rate of one right for each share of TriQuint common stock, par value $0.001 per share of the Company held by stockholders of record as of the close of business on July 24, 1998. The rights will expire on June 29, 2008, unless redeemed or exchanged. Under the Agreement, each right initially will entitle the registered holder to buy one unit of a share of preferred stock for $83.33. The rights will become exercisable only if a person or group (other than stockholders currently owning 15% of the Company's common stock) acquires beneficial ownership of 15% or more of the Company's common stock, or commences a tender offer or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's common stock.

                          TRIQUINT SEMICONDUCTOR, INC.

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

(7) INCOME TAXES

    The provision for income taxes consists of:

                                                                              YEAR ENDED DECEMBER 31,
                                                                         ---------------------------------
                                                                           1996       1997        1998
                                                                         ---------  ---------     -----
Current:
  Federal..............................................................  $     145  $     637   $      --
  State................................................................         86        200          94
  Foreign..............................................................         --         53          --
                                                                         ---------  ---------         ---
    Total current......................................................        231        890          94
                                                                         ---------  ---------         ---

Deferred:
  Federal..............................................................         --         --          --
  State................................................................         --         --          --
  Foreign..............................................................         --         --          --
                                                                         ---------  ---------         ---
    Total deferred.....................................................         --         --          --
                                                                         ---------  ---------         ---
    Total..............................................................  $     231  $     890   $      94
                                                                         ---------  ---------         ---
                                                                         ---------  ---------         ---

    The effective tax rate differs from the federal statutory income tax rate as follows:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                                  -------------------------------
                                                                                    1996       1997       1998
                                                                                  ---------  ---------  ---------
Tax computed at federal statutory rate..........................................       34.0%      34.0%     (34.0)%
State income tax, net of federal effect.........................................        4.4        4.4       (4.3)
Increase (decrease) in valuation allowance......................................      (16.3)      (6.7)      55.8
Differences between financial and tax reporting for stock option exercises......      (19.2)     (25.0)     (13.3)
Other...........................................................................        0.6        4.8       (1.8)
                                                                                  ---------  ---------  ---------
Effective tax rate..............................................................        3.5%      11.5%       2.4%
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------

                          TRIQUINT SEMICONDUCTOR, INC.

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

    The deferred income tax provision (benefit) results from changes in deferred tax assets and liabilities as follows:

                                                                             YEAR ENDED DECEMBER 31,
                                                                         --------------------------------
                                                                           1996        1997       1998
                                                                         ---------  ----------  ---------
Reserves not currently deductible......................................  $     (45) $      382  $    (379)
Tax depreciation and amortization......................................        384     (20,509)    (1,813)
Capital leases.........................................................         --      20,417      7,896
Accrued liabilities....................................................         85         231       (233)
Net operating loss carryforward........................................        801         207     (7,528)
Valuation allowance....................................................     (1,060)       (517)     2,207
Other..................................................................       (165)       (211)      (150)
                                                                         ---------  ----------  ---------
    Total..............................................................  $      --  $       --  $      --
                                                                         ---------  ----------  ---------
                                                                         ---------  ----------  ---------

    The tax effects of significant items comprising the Company's deferred tax asset and liability are as follows:

                                                                                       DECEMBER 31,
                                                                                  ----------------------
                                                                                     1997        1998
                                                                                  ----------  ----------
Deferred tax liabilities:
  Amortization..................................................................  $       --  $      686
  Capital leases................................................................      20,417      28,313
                                                                                  ----------  ----------
    Total deferred tax liability................................................      20,417      28,999
                                                                                  ----------  ----------
                                                                                  ----------  ----------
Deferred tax assets:
  Accounts receivable...........................................................          75          81
  Inventory.....................................................................         629       1,002
  Accrued liabilities...........................................................         395         628
  Net operating loss carryforwards..............................................       9,277      16,805
  Depreciation..................................................................      19,532      22,031
  Other.........................................................................         644         794
                                                                                  ----------  ----------
    Total deferred tax asset before valuation allowance.........................      30,552      41,341
  Valuation allowance...........................................................     (10,135)    (12,342)
                                                                                  ----------  ----------
    Total deferred tax asset....................................................      20,417      28,999
                                                                                  ----------  ----------
    Net deferred tax liability (asset)..........................................  $       --  $       --
                                                                                  ----------  ----------
                                                                                  ----------  ----------

    The valuation allowance for deferred tax assets as of January 1, 1996 was $11,712. The net change in the total valuation allowance for the years ended December 31, 1996, 1997 and 1998 was an increase (decrease) of $(1,060), $(517) and $2,207, respectively. Approximately $5,151 of the valuation allowance for deferred tax assets will be credited directly to stockholders' equity in the event tax benefits of net operating losses that resulted from stock option exercises are subsequently recognized.

    At December 31, 1998, the Company had approximately $45,700 of net operating loss carryforwards to offset against future income for federal income tax purposes which expire from 2003

                          TRIQUINT SEMICONDUCTOR, INC.

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

through 2018, and $22,003 for Oregon state income tax purposes which expire in years 2006 through 2013.

    The Company's ability to use its net operating loss carryforwards to offset future taxable income is subject to annual restrictions contained in the United States Internal Revenue Code of 1986, as amended (the Code). These restrictions act to limit the Company's future use of its net operating losses following certain substantial stock ownership changes enumerated in the Code and referred to hereinafter as an "ownership change."

    Consummation of the Company's initial public offering created an ownership change that has resulted in approximately $12,600 of the pre-1994 net operating loss carryforwards being limited to approximately $1,750 per year. In addition, approximately $7,108 are further limited to approximately $967 per year due to changes in the Company's ownership structure during 1991.

(8) CONTINGENCIES

    EMPLOYMENT AGREEMENTS

    The Company has employment contracts with two key officers that in the event of their termination provide for total payments up to approximately $365.

(9) BENEFIT PLANS

    The Company sponsors a voluntary contribution profit sharing and savings plan under Section 401(k) of the Internal Revenue Code which is available to substantially all employees. Employees can make voluntary contributions up to limitations prescribed by the Internal Revenue Code. Company matching contributions are discretionary. For the years ended December 31, 1996, 1997 and 1998 the Company made no discretionary matching contributions.

(10) CONCENTRATION OF RISK

    (A) SUPPLIERS

    The Company currently procures certain components and services for its products from single sources. The Company purchases these components and services on a purchase order basis, does not carry significant inventories of these components and does not have any long-term supply contracts with its sole source vendors. If the Company were to change any of its sole source vendors, the Company would be required to requalify the components with each new vendor. Requalification could prevent or delay product shipments which could materially adversely affect the Company's results of operations. In addition, the Company's reliance on sole source vendors involves several risks, including reduced control over the price, timely delivery, reliability and quality of the components. Any inability of the Company to obtain timely deliveries of components of acceptable quality in required quantities or any increases in the prices of components for which the Company does not have alternative sources could materially adversely affect the Company's business, financial condition and results of operations.

    (B) CREDIT RISK

    The Company generally sells its products to customers engaged in the design and/or manufacture of high technology products either recently introduced or not yet introduced to the marketplace. Substantially all the Company's trade accounts receivable are due from such sources.

                          TRIQUINT SEMICONDUCTOR, INC.

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

    The Company performs continuing credit evaluations of its customers and generally does not require collateral; however, in certain circumstances, the Company may require letters of credit from its customers.

(11) SEGMENT INFORMATION

    The Company has adopted SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas and major customers. The method for determining what information to report is based on the way that management organizes the segments within the Company for making operating decisions and assessing financial performance.

    The Company's chief operating decision maker is considered to be the President and Chief Executive Officer (CEO). The Company's CEO evaluates both consolidated and disaggregated financial information in deciding how to allocate resources and assess performance. The CEO uses certain disaggregated financial information for the Company's product lines: Wireless Communications; Telecommunications and Data Communications; and Millimeter Wave Communications.

    The Company has aggregated its three product lines into a single reportable segment as allowed under SFAS No. 131 because these product lines have similar long-term economic characteristics, such as average gross margin, and product lines are similar in regards to (a) nature of products and production processes,
(b) type of customers, and (c) method used to distribute products.

    Accordingly, the Company describes its reportable segment as gallium arsenide integrated circuits for the communications market. All of the Company's revenues result from sales in its product lines. The Company's operating expenses are allocated to its three product lines, with the exception of certain manufacturing variances (cost of goods sold) and, to a lesser extent, certain general and administrative expenses for all years presented and, for 1998, the Company's legal settlement discussed in note 12. Unallocated corporate operating expenses totaled $4,651, $8,538 and $12,103 for the years ended December 31, 1996, 1997 and 1998, respectively. In addition, all non-operating income and expenses are recorded in Corporate. The Company does not allocate assets to its product lines.

    Revenues by product line (as defined by the Company) as a percentage of total revenues for years ended December 31, 1996, 1997 and 1998 were as follows:
Wireless Communications, 49%, 47% and 45%, respectively; Telecommunications and Data Communications, 51%, 53% and 18%, respectively; Millimeter Wave Communications, 0%, 0% and 37%, respectively.

    Revenues outside of the United States were approximately $18,100, $24,300 and $26,800 in 1996, 1997 and 1998, respectively, of which sales to Canada comprised $6,100, $8,527 and $10,524, respectively. There were no other foreign countries to which sales represented 5% or more of total revenues.

                          TRIQUINT SEMICONDUCTOR, INC.

                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

    Revenues for significant customers, those representing approximately 10% or more of total revenues for each period, are summarized as follows:

                                                                             YEAR ENDED DECEMBER 31,
                                                                         -------------------------------
                                                                           1996       1997       1998
                                                                         ---------  ---------  ---------
Customer A.............................................................         12%        12%        10%
Customer B.............................................................         17         --         --
Customer C.............................................................         13         --         --
Customer D.............................................................         --         --         12
Customer E.............................................................         --         --         12

    Related receivables from such customers were 31% and 26% of trade accounts receivable at December 31, 1997 and 1998, respectively.

(12) LITIGATION

    SETTLEMENT OF LAWSUIT

    On July 12, 1994, a stockholder class action lawsuit was filed against the Company, its underwriters, and certain of its officers, directors and investors in the United States District Court for the Northern District of California. The suit alleged that the Company, its underwriters, and certain of its officers, directors and investors intentionally misled the investing public regarding the financial prospects of the Company. Following the filing of the complaint, the plaintiffs dismissed without prejudice a director defendant, the principal stockholder defendant, the underwriter defendants and certain analyst defendants. During 1998, the Company settled the action and recorded a special charge of $1,400 associated with the settlement of the lawsuit and the related legal expenses, net of accruals.

    From time to time the Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

(13) SUBSEQUENT EVENT

    On February 26, 1999, a lawsuit was filed against 88 firms, including the Company, in the United States District Court for the District of Arizona. The suit alleges that the defendants infringe upon certain patents held by The Lemelson Medical, Education and Research Foundation, Limited Partnership. The Company believes the suit is without merit and intends to vigorously defend itself against the charges.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                3,865,000 Shares


                                     [LOGO]

                                  Common Stock

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                                    SG COWEN

                          DONALDSON, LUFKIN & JENRETTE

                         BANC OF AMERICA SECURITIES LLC

                               CIBC WORLD MARKETS

                              DAIN RAUSCHER WESSELS
                                       a division of Dain Rauscher Incorporated

                           U.S. BANCORP PIPER JAFFRAY

                                             , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by TriQuint in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.


SEC registration fee..............................................................  $   43,558
NASD filing fee...................................................................      16,168
Nasdaq National Market listing fee................................................      17,500
Printing and engraving costs......................................................     120,000
Legal fees and expenses...........................................................     125,000
Accounting fees and expenses......................................................     110,000
Blue Sky fees and expenses........................................................       5,000
Transfer Agent, Custodian and Registrar fees......................................      15,000
Miscellaneous expenses............................................................      47,774
                                                                                    ----------
    Total.........................................................................  $  500,000
                                                                                    ----------
                                                                                    ----------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VI, Section 1, of the Registrant's bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's certificate of incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Registrant and its stockholders. This provision in the certificate of incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omission not in good faith or involving international misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors, a form of which was attached as Exhibit 10.1 to the Registrant's registration statement on Form 8-B filed with the Commission on February 18, 1997 and incorporated herein by reference. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is made to Section 9 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A)  EXHIBITS


       1.1*  Form of Underwriting Agreement
       4.1(1) Specimen Stock Certificate
       4.2(2) Preferred Shares Rights Agreement, dated as of June 30, 1998 between TriQuint Semiconductor,
             Inc. and Chase Mellon Shareholder Services L.L.C., including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and
             C, respectively.
       5.1*  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
      23.1*  Form of consent of KPMG Peat Marwick LLP, Independent Auditors
      23.2** Consent of Counsel (included in Exhibit 5.1)
      24.1** Power of Attorney


    ----------------------------


    *   Filed herewith.



    **  Previously filed.


    (1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 33-70594) as declared effective by the Securities and Exchange Commission on December 13, 1993.

    (2) Incorporated by reference to the Registrant's Registration Statement on Form 8-A/A (File No. 000-22660) as declared effective by the Securities and Exchange Commission on July 24, 1998.

(B)  CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

    The following consolidated financial statement schedule and independent auditors' report thereon are filed herewith:

                                                                                      PAGE NO.
                                                                                      ---------
Form of Independent Auditors' Report on Consolidated Financial Statement Schedule...        S-1
Schedule II--Valuation and Qualifying Accounts......................................        S-2

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in
Item 15 of this Registration Statement, the Underwriting Agreement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registrant on statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    (5) For the purpose of determining liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Hillsboro, State of Oregon, on the 28th day of June 1999.


                                TRIQUINT SEMICONDUCTOR, INC.

                                By:             /s/ STEVEN J. SHARP
                                     -----------------------------------------
                                                  Steven J. Sharp
                                        PRESIDENT, CHIEF EXECUTIVE OFFICER &
                                                      CHAIRMAN


                               POWER OF ATTORNEY



    Pursuant to the requirements of the Securities Act of 1933, as amended, Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                President, Chief Executive
     /s/ STEVEN J. SHARP          Officer and Chairman
------------------------------    (Principal Executive         June 28, 1999
      (Steven J. Sharp)           Officer)

                                Executive Vice President,
                                  Finance and
    /s/ EDWARD C. V. WINN         Administration, Chief
------------------------------    Financial Officer and        June 28, 1999
     (Edward C. V. Winn)          Secretary (Principal
                                  Financial and Accounting
                                  Officer)

      /s/ PAUL A. GARY *
------------------------------  Director                       June 28, 1999
        (Paul A. Gary)

------------------------------  Director                       June   , 1999
    (Charles Scott Gibson)

    /s/ WALDEN C. RHINES *
------------------------------  Director                       June 28, 1999
      (Walden C. Rhines)

     /s/ EDWARD F. TUCK *
------------------------------  Director                       June 28, 1999
       (Edward F. Tuck)



*By:    /s/ EDWARD C.V. WINN
      -------------------------
         (Edward C.V. Winn)
          ATTORNEY-IN-FACT

    When the stock split effected in the form of a stock dividend referred to in note 6(a) of the notes to the consolidated financial statements has been consummated, we will render the following opinion.

                      FORM OF INDEPENDENT AUDITORS' REPORT
                  ON CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

The Board of Directors
TRIQUINT SEMICONDUCTOR, INC.:

    Under date of February 11, 1999, except as to note 13 which is as of
February 26, 1999 and note 6(a) which is as of July   , 1999, we reported on the
consolidated balance sheets of TriQuint Semiconductor, Inc. and subsidiary as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. In connection with our audit of the aforementioned consolidated financial statements, we also audited the accompanying related consolidated financial statement schedule. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement schedule based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          KPMG PEAT MARWICK LLP

Portland, Oregon
February 11, 1999

                          TRIQUINT SEMICONDUCTOR, INC.
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                                 ADDITIONS
                                                                   BALANCE AT   CHARGED TO                BALANCE AT
                                                                    BEGINNING    COSTS AND                  END OF
                                                                    OF PERIOD    EXPENSES    DEDUCTIONS     PERIOD
                                                                   -----------  -----------  -----------  -----------
Year ended December 31, 1996:
  Allowance for doubtful accounts................................   $     202          119          102          219
  Inventory valuation reserve....................................       2,309        3,668        3,594        2,383

Year ended December 31, 1997:
  Allowance for doubtful accounts................................         219            0           23          196
  Inventory valuation reserve....................................       2,383        4,539        5,598        1,324

Year ended December 31, 1998:
  Allowance for doubtful accounts................................         196           99           33          262
  Inventory valuation reserve....................................       1,324        7,429        6,331        2,422

                                 EXHIBIT INDEX


                                                                                                           SEQUENTIAL
  EXHIBIT                                                                                                     PAGE
  NUMBER                                                                                                     NUMBER
-----------                                                                                                -----------
        1.1* Form of Underwriting Agreement
        4.1(1) Specimen Stock Certificate
        4.2(2) Preferred Shares Rights Agreement, dated as of June 30, 1998 between TriQuint Semiconductor,
             Inc. and Chase Mellon Shareholder Services L.L.C., including the Certificate of
             Determination, the form of Rights Certificate and the Summary of Rights attached thereto as
             Exhibits A, B and C, respectively.
        5.1* Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
       23.1* Form of consent of KPMG Peat Marwick LLP, Independent Auditors
       23.2** Consent of Counsel (included in Exhibit 5.1)
       24.1** Power of Attorney


------------------------


*   Filed herewith.



**  Previously filed.


(1) Incorporated by reference to the Registration Statement on Form S-1 (File No. 33-70594) as declared effective by the Securities and Exchange Commission on December 13, 1993.

(2) Incorporated by reference to the Registrant's Registration Statement on Form 8-A/A (File No. 000-22660) as declared effective by the Securities and Exchange Commission on July 24, 1998.